UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 10-K

[√] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2025
OR
[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
for the transition period from ...... to ....

COMMISSION FILE NUMBER 0-12114

CADIZ INC.
(EXACT NAME OF REGISTRANT SPECIFIED IN ITS CHARTER)



DELAWARE	**77-0313235**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

550 S. Hope Street, Suite 2850
Los Angeles, CA   **90071**
(Address of principal executive offices)   (Zip Code)

(213) 271-1600
(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	CDZI	The NASDAQ Global Market
Depositary Shares (each representing a 1/1000th fractional interest in share of 8.875% Series A Cumulative Perpetual Preferred Stock, par value $0.01 per share)	CDZIP	The NASDAQ Global Market

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in rule 405 under the Securities Act of 1933. **Yes** ☐   **No** ☑

Indicate by a check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. **Yes** ☐   **No** ☑

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. **Yes** ☑   **No** ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). **Yes** ☑   **No** ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act, (Check One).
☐ **Large accelerated filer**   ☐ **Accelerated filer**   ☑ **Non-accelerated filer**
☑ **Smaller Reporting Company**   ☐ **E**merging growth company

If an emerging growth company, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Exchange Act Rule 12b-2). **Yes** ☐   **No** ☑

The aggregate market value of the common stock held by nonaffiliates as of June 30, 2025 was approximately $165,039,069 based on 55,197,010 shares of common stock outstanding held by nonaffiliates and the closing price on that date. Shares of common stock held by each executive officer and director and by each entity that owns more than 5% of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 25, 2026 the Registrant had 83,424,366 shares of common stock outstanding.

Documents Incorporated by Reference

Portions of the Registrant's definitive Proxy Statement to be filed for its 2026 Annual Meeting of Stockholders are incorporated by reference into Part III of this Report. The Registrant is not incorporating by reference any other documents within this Annual Report on Form 10-K except those footnoted in Part IV under the heading "Item 15. Exhibits and Financial Statement Schedules".

TABLE OF CONTENTS

PART I

Cautionary Statement for Purposes of Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

This Form 10-K contains forward-looking statements with regard to financial projections, proposed transactions such as those concerning the further development of our portfolio of assets, information or expectations about our business strategies, results of operations, products or markets, or otherwise makes statements about future events. Such forward-looking statements can be identified by the use of words such as "intends", "anticipates", "believes", "estimates", "projects", "forecasts", "expects", "plans" and "proposes". Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. These include, among others, the cautionary statements under the caption "Risk Factors", as well as other cautionary language contained in this Form 10-K. These cautionary statements identify important factors that could cause actual results to differ materially from those described in the forward-looking statements. When considering forward-looking statements in this Form 10-K, you should keep in mind the cautionary statements described above.

ITEM 1. Business

Business Overview

We are a water solutions provider with a unique combination of land, water, pipeline and water filtration assets located in Southern California between major water systems serving population centers in the Southwestern United States. Our portfolio of assets includes 2.5 million acre-feet of permitted water supply, 1 million acre-feet of groundwater storage capacity, 220 miles of existing, underground pipeline, 43 miles of right-of-way entitlements for pipeline construction, and versatile, scalable and cost-effective water filtration technology that removes contaminants and constituents of concern from groundwater. Our customers are public and private water systems, government agencies and commercial businesses.

We own approximately 46,000 acres of land with high-quality, naturally recharging groundwater resources in Southern California's Mojave Desert ("Cadiz Property"). Our land holdings with vested water rights were assembled by our founders in the early 1980s, relying on NASA satellite imagery that identified a desert aquifer system beneath a vast 2,000 square mile Southern California watershed. The aquifer system underlying the watershed is estimated to hold 30 - 50 million acre-feet of groundwater in storage, comparable in size to the capacity of the largest reservoir in the United States - Lake Mead. Since the late 1980s, we have farmed at our contiguous property at the base of the watershed ("Cadiz Ranch") relying on groundwater for irrigation.

In 2008, we entered into a 99-year lease with the Arizona & California Railroad Company ("ARZC") to co-locate and construct a water conveyance pipeline system ("Southern Pipeline") within ARZC's existing, active railroad right-of-way ("ROW") that extends 43-miles from the Cadiz Ranch to the Colorado River Aqueduct ("CRA"), one of Southern California's primary sources of water supply, allowing water supply to be moved between the Cadiz Ranch and the CRA for off property beneficial uses.

In 2012, we received permits and entitlements from public agencies for our groundwater storage project (the "Mojave Groundwater Bank"), which will (1) conserve 2.5 million acre-feet of water from the aquifer system over a 50-year period (average of 50,000 acre-feet per year) for off-property beneficial uses in underserved California communities and (2) store up to 1 million acre-feet of imported water in the aquifer system. The permits were challenged through litigation and were upheld and sustained in their entirety by judgements in the California Superior Court in 2014 and the California Court of Appeal in 2016.

In 2021, we completed the acquisition of a 30" steel natural gas pipeline ("Northern Pipeline") that extends 220-miles from the Cadiz Ranch across Kern and San Bernardino Counties terminating in California's Central Valley. The pipeline, originally constructed to transport fossil fuels, is idle, and we are preparing to convert the pipeline to transport water. The route of the Northern Pipeline intersects several water conveyance facilities that serve Southern California, including the California Aqueduct, the Los Angeles Aqueduct, and the Mojave River Pipeline.

In 2022, we completed the acquisition of the assets of ATEC Systems, Inc., a producer of specialized filtration systems for removal of common groundwater contaminants that pose health risks in drinking water, including iron, manganese, arsenic, nitrates, Chromium 6 and other constituents of concern.

In 2024, we entered into agreements with multiple public water systems for their purchase of 21,275 acre-feet per year ("AFY") of annual water supply from the Mojave Groundwater Bank to be delivered via the Northern Pipeline.

To finance construction of all improvements and required facilities to operate the Mojave Groundwater Bank project including the Northern Pipeline, Southern Pipeline and related facilities, we established a new special purpose business entity, Mojave Water Infrastructure Company LLC ("MWI"), that will fund these capital costs in partnership with public sector, tribal and other investors.

In October 2025, we entered into a definitive agreement ("Lytton Credit Agreement") with Lytton Rancheria of California, a federally recognized Native American Tribe ("Lytton"), pursuant to which we may require Lytton to provide up to $51 million in an unsecured loan facility, convertible into a majority interest in the storage cash flows from the Mojave Groundwater Bank ("Storage Cash Flows Right"), which Lytton would then contribute to MWI, in exchange for equity interests in MWI on the same economic terms offered to other equity investors in MWI. The Lytton Credit Agreement represents the first tranche of up to approximately $451 million in total equity capital being raised by us through MWI, to construct, own and operate the Mojave Groundwater Bank (see Note 7 to the Consolidated Financial Statements – "Long-Term Debt").

In addition, we are currently engaged in the completion of due diligence with private equity investors for up to a targeted $400 million in equity commitment to MWI.

Upon completion of definitive agreements for an additional $400 million in equity capital investments in MWI, we expect to contribute to MWI our pipeline infrastructure assets, including the Northern Pipeline and the Southern Pipeline right-of-way. In addition, Lytton would contribute to MWI its Storage Cash Flows Right (see Note 7 to the Consolidated Financial Statements – "Long Term Debt"), so that the MWI investors would share in the cash flows generated from the constructed facilities, including from the supply agreements and the Storage Cash Flows Right. Under this potential structure, in consideration of our transfer of assets, we expect to receive an upfront capital reimbursement payment at closing and an equity interest in MWI, entitling us to share in the long-term cash flows generated by MWI, among other consideration. Additionally, we would retain the right to 49% of the cash flows generated from the Company's water-storage operations that we would not be contributing to MWI.

MWI investors are expected to coordinate with us and project participants to seek available infrastructure grants and/or other financing alternatives, including potential revenue bond issuances through a to-be-formed Joint Powers Authority, to fund any remaining construction costs.

The Water Industry Value Chain

The water industry value chain today includes water supply, water storage, wastewater treatment, long-range conveyance, local distribution systems, and a wide range of products, technologies and services for monitoring, moving, trading, treating and integrating water resources across thousands of miles to address the challenges and demands of a diverse customer base. The water industry customer base includes regional wholesale water agencies responsible for acquiring, distributing and managing imported water resources; water and wastewater utilities that supply, treat and monitor clean water or transport, treat and analyze wastewater or storm water through an infrastructure network; government agencies responsible for public safety, environmental protection and economic security; and commercial and industrial customers requiring long-term, reliable supplies of clean, affordable water for their customers and businesses.

Climate change has disrupted hydrological cycles around the world. Extreme weather has created extreme unpredictability regarding water supply for human consumption. Increasingly frequent and intense storms and swings between wet and dry years have created an urgent demand for technologies, services and infrastructure investment to capture, store and transport fresh water. Moreover, violent weather, extreme flooding and increasingly stringent regulatory restrictions on water quality have exceeded the capacity of existing water infrastructure and increased the cost of water over the last decade.

Water industry customers today require products, services, technology, and integrated solutions that address the challenges of scarcity of freshwater supplies, rising pollution, stricter regulations, infrastructure limitations and increasing operational costs.

Business Strategy

Our diversified portfolio of related water assets enables us to offer products and services to public water systems and other water industry customers in an integrated manner to meet the growing need for reliable access to clean water.

Description of Assets

Assets in our portfolio include Land, Water Supply, Water Storage, Water Conveyance, and Water Filtration Technology. Our land assets support agricultural development that currently provides operating revenue to us. Our water filtration technology business also currently provides us with revenue. Our water supply, water storage, and water conveyance assets are being developed for use and do not yet provide us with revenue. All development activities related to the water, supply, storage and conveyance assets are reflected in our land and water resources segment. The development process and revenue model for our assets is described below.

Land

The Cadiz Property includes 46,000 acres of landholdings consisting of:

- 9,600 acres of land permitted for agriculture;
- 9,600 acres of land adjacent to the existing permit area that could be used for future agricultural development, but which are not yet permitted; and
- 26,800 acres of rangeland some of which is considered sensitive habitat for Desert Tortoise and other wildlife.

The land is underlain with high quality, groundwater resources capable of supporting a variety of surface activities including agriculture, renewable energy, and water supply and storage banking.

Since the 1980s, we have developed the land for our agricultural use and we either farm the property directly or via leases to private farming operators. We currently farm approximately 1,000 acres of grain crops, primarily in alfalfa plantings, and have leased 2,100 acres for farming activities by Fenner Valley Farms LLC. Our agricultural wellfield currently includes six wells, with a production capacity of up to 25,000 AFY.

In 2024, we entered into a lease agreement with RIC Energy ("RIC") to build a hydrogen production facility at the Cadiz Ranch. Under the agreement, RIC is pursuing the development of a solar powered green hydrogen production facility on up to 3,000 acres of land at the Cadiz Ranch. In the current development phase, RIC makes lease payments of $35,000 per year. Upon approval of permitting and start of construction, lease payments will increase to $1,000 per acre (2024 dollars), subject to annual inflation adjustments. Once operational, RIC is expected to purchase water from the Cadiz Ranch for $850 per AF (2024 dollars), subject to annual inflation adjustments. Additionally, RIC is expected to make surplus energy supply available at the facility for use by facilities of the Mojave Groundwater Bank. RIC is expecting to begin processing state and local environmental permitting in 2026.

Water Supply

In 2012, we received approval from the County of San Bernardino to conserve an average of 50,000 acre-feet per year from the aquifer system at the Cadiz Ranch for 50 years (2.5 million acre-feet in total) and make this new water supply available off-property to underserved communities in Southern California. One acre-foot is approximately 326,000 gallons or enough water to serve two average households of four people for 1 year.

Under the extensive groundwater monitoring plan approved by the County of San Bernardino and local permitting authorities, Mojave Groundwater Bank operations and withdrawals of groundwater are limited to sustainable amounts that preserve the health of the aquifer system and safeguard the desert ecosystem. Because water in the aquifer system would otherwise be lost to evaporation, surplus water that is captured and withdrawn for beneficial uses before it evaporates is recognized as a new water supply (i.e. "conserved" water).

In 2024, we entered into agreements with multiple water providers for the purchase of a total of 21,275 AFY of annual water supply to be delivered via the Northern Pipeline. Based upon value engineering of the design for the Northern Pipeline, we may reduce the number of pump stations initially constructed for the Northern Pipeline conversion which will reduce the expected throughput of the Northern Pipeline to between 20,000 – 23,000 AFY contracted from the maximum potential capacity of 25,000 AFY.

We expect the remaining approximately 30,000 AFY of water supply available under our current permit to be contracted for delivery via the Southern Pipeline. We have approximately 15,000 AFY under option or conditional definitive agreements for delivery to Southern California based water users via the Southern Pipeline and are in discussion with several parties interested in contracting for remaining supply from the Southern Pipeline, including multiple water providers, municipalities and tribes in Arizona that could take delivery from the Colorado River's Central Arizona Project under exchange agreements.

In August 2025, we entered into a non-binding Memorandum of Understanding ("EPCOR MOU") with EPCOR NR Holdings Inc. ("EPCOR") to support development of the Mojave Groundwater Bank to provide long-term water for the benefit of EPCOR customers in Arizona ("Arizona off-takers"). The EPCOR MOU contemplated entering into a marketing agreement that would provide EPCOR with exclusively rights to market up to 25,000 AFY of conserved water from the Mojave Groundwater Bank to Arizona off-takers. The exclusive marketing agreement with EPCOR was terminated in December 2025 which allows us to directly engage with potential off-takers in Arizona, including EPCOR, for the remaining water supply from the Southern Pipeline. For clarity, termination of exclusive marketing rights does not preclude EPCOR from purchasing water supply from the project. We have entered into direct discussions with multiple potential off-takers in Arizona.

Under our water supply agreements, it is anticipated that we will contribute our annual supply of 50,000 AFY of water into Fenner Gap Mutual Water Company ("FGMWC"), a mutual water company that we presently manage that will ultimately be jointly owned by all participating public water agencies that have acquired water supply from the Mojave Groundwater Bank. Through membership in the mutual water company, public water agencies will purchase, for up to a 50-year term (take on delivery), their share of the 50,000 AFY of water at our wellhead at an agreed upon market price estimated to net to us approximately $850/AFY (2024 dollars) subject to annual inflation adjustment, after payment of a pro rata portion of capital costs for construction of all facilities of the Mojave Groundwater Bank project and operations and maintenance costs. The cost to participating water providers is estimated to be between $1,450 - $1,950/AFY (2024 dollars) without applying expected grant funding or low-interest government loans toward reduction in capital costs.

Water supply contracts and/or the construction of off-take facilities may be subject to local regulatory review and environmental compliance depending on distribution system requirements.

Water Storage

In addition to making available new water supply, the Mojave Groundwater Bank also offers storage, or "banking," in the aquifer system at the Cadiz Ranch for up to one-million acre-feet of fresh water that would be imported and held in storage underground until needed in future dry years. The Mojave Groundwater Bank is also approved for up to 150,000 acre-feet of storage capacity that could be used to carryover and store water purchases of our water supply ("carryover storage"). There are currently no groundwater banking programs along the Colorado River Aqueduct or lower Colorado River system. The storage capacity of the Mojave Groundwater Bank would be comparable to Southern California's largest surface reservoir, Diamond Valley Lake, but unlike a surface reservoir, the Mojave Groundwater Bank would not suffer significant losses from surface evaporation.

Similar to the contracts for supply discussed above, we expect water providers and entities with access to surplus water would contract for reserved storage capacity in our aquifer system through FGMWC. Such storage capacity could be used for carryover storage or could be used for imported water (once sufficient conveyance infrastructure is available). We entered into option agreements in 2010 that reserved storage capacity for $1,500 per AF of carryover storage, a market rate that we expect has escalated since that time and may be as much as $3,000 per AF. Agencies with water storage contracts are also expected to pay annual maintenance fees up to approximately $35 per AF subject to annual inflation adjustments in addition to operations and maintenance costs during put or take operations into or out of storage.

We are in discussion with several parties interested in contracting for imported or carryover storage. Given the expected interconnection of the Mojave Groundwater Bank to the State Water Project and Colorado River systems, entities with access to surplus water on either system could contract for banking at the Mojave Groundwater Bank. Entry into water storage contracts or the construction of required facilities may be subject to public agency review.

In October 2025, we executed a Memorandum of Understanding with the US Bureau of Reclamation to explore opportunities to integrate our project into long-term planning for the Colorado River system including to support access to emergency supply, such as a strategic water reserve program, or facilitation of trades and exchanges available among the seven states that receive Colorado River supplies ("Basin States"). Reclamation is currently processing a Draft Environmental Impact Statement ("DEIS") for new operational guidelines for the Colorado River system to address systemic decline in available supply to the seven Basin States and low elevation in Lake Powell and Lake Mead and is expected to issue final guidelines by October 2026. We believe the Mojave Groundwater Bank could play a positive role in long-term management of the Colorado River system.

Water Conveyance

Water conveyance facilities are required to effectuate the sale of water supply and water storage. These water conveyance facilities must be the appropriate size and in the right locations to meet customer needs. We have invested in physical pipeline assets and the acquisition of rights-of-way to build water conveyance facilities that can transport our own water supplies and also be utilized by public water systems across California to trade and transport water supplies.

To deliver conserved water off-property or import water for storage at the Cadiz Ranch, we are currently developing two pipeline routes for the Mojave Groundwater Bank – (1) the Southern Pipeline, which would extend southwards from the Cadiz Ranch to the Colorado River Aqueduct in Rice, California, and (2) the Northern Pipeline, which extends northwards from the Cadiz Ranch to Barstow, Antelope Valley, and Wheeler Ridge, California.

The Southern Pipeline is approved to be constructed within the ARZC ROW minimizing impacts to undisturbed desert and will provide railroad improvements. The capacity of the Southern Pipeline is anticipated to be approximately 120,000 AFY subject to final pipeline design and will accommodate dedicated supply deliveries and storage operations.

Our Northern Pipeline crosses an underserved area of southern California and intersects several regional water storage and conveyance facilities, including the California Aqueduct, the Los Angeles Aqueduct, and the Mojave River Pipeline, and is expected to improve water access to approximately 23 state-designated disadvantaged communities along the route. Conversion of the existing pipeline from its previous designed use for natural gas to water conveyance would require the construction of pump stations, the installation of air release/air vacuum valves and blow-off valves along the pipeline, and other improvements. Once converted to water conveyance, the annual delivery throughput of the Northern Pipeline for water conveyance is currently anticipated to be between 20,000 – 23,000 AFY.

When both the Northern Pipeline and Southern Pipeline become operational, the Mojave Groundwater Bank would interconnect Southern California's primary water delivery systems for the first time, enabling more flexible trading among participants on these systems.

Engineering, Procurement & Construction

In 2025, we entered into an agreement with Stantec Inc. (NYSE: STN), a global leader in sustainable design and engineering, to oversee the engineering, procurement and construction management process for the Mojave Groundwater Bank as Owner's Engineer and to support the selection of the lead construction contractor under a Construction Management at Risk ("CMAR") delivery model to bring the project online on an accelerated construction timeline. Stantec has completed 30% design on the Northern Pipeline and continues to progress the design. In 2025, we selected W.M. Lyles as CMAR for the Northern Pipeline and executed a CMAR contract for pre-construction services. We anticipate updating the CMAR contract to include a Guaranteed Maximum Price ("GMP") related to the Northern Pipeline during the second quarter of 2026 prior to the start of construction activities.

We have begun procurement of project components to support construction of facilities by entering into an option agreement for purchase of 36" steel pipe and contracting for use of linear generators to supply power at the pump stations and wellfield. The option agreement for the purchase of up to 180 miles of existing 36" steel pipe provides a 3-year option to purchase all or part of the pipeline assets at $155 per linear foot for a $5 million initial payment with certain rights to credit the initial payment against final purchase.

As we have progressed with the design work by the Owner's Engineer and pre-construction services by the CMAR, the estimated cost to construct all required facilities to complete the Mojave Groundwater Bank, including conversion of the Northern Pipeline to water conveyance and construction of the Southern Pipeline, the wellfield and power facilities have increased from our previous estimate of approximately $800 million to our current estimate of between $1.25 and $1.5 billion. The increase is due to a number of factors including higher anticipated labor and installation costs, increased cost of generating power for the pump stations and wellfield to meet air quality requirements, increased anticipated costs for performing work in such a remote location, and overall inflationary increases in construction costs over the past few years. These costs are expected to be capped under GMPs in the construction contracts for the Mojave Groundwater Bank and recovered in fees collected from agencies contracting for water supply and storage. We are progressing toward GMP for the Northern Pipeline during the second quarter of 2026 prior to the start of construction activities and expect a GMP after we move through design and pre-construction services for the Southern Pipeline during second half of 2026.

Project Infrastructure Finance

Since forming MWI in December 2024, we have advanced a capital strategy for project financing of the Mojave Groundwater Bank centered on the combination of equity investment through public or private investors and tribal interests, low-cost federal loans or municipal bonds, and grant funding with a goal to maximize value to our shareholders. Our target capital structure includes approximately $451 million of equity, supplemented by municipal and government debt financing and grant funding to fund total expected capital infrastructure costs of between approximately $1.25 to $1.5 billion to complete a full buildout of the Mojave Groundwater Bank. Full buildout of the Northern Pipeline, Southern Pipeline, wellfield and groundwater banking facilities will be designed to manage the groundwater basin to cost-effectively serve multiple off-takers, including public agencies contracting for supply and storage as well as hydrogen development and on-going agricultural operations at the Cadiz Ranch. Capital costs for construction, operations and maintenance of these facilities will be apportioned to each off-taker and is expected to be fully recovered by contracted cash flows received from those off-takers.

In October 2025, we entered into the Lytton Credit Agreement pursuant to which we may require Lytton to provide up to $51 million in an unsecured loan facility, convertible into the Storage Cash Flows Right, which Lytton would then contribute to MWI, in exchange for equity interests in MWI on the same economic terms offered to other equity investors in MWI. The Lytton Credit Agreement represents the first tranche of up to approximately $451 million in total equity capital being raised by us through MWI, to construct, own and operate the Mojave Groundwater Bank (see Note 7 to the Consolidated Financial Statements – "Long-Term Debt").

We are currently engaged in the completion of due diligence with private equity investors for up to a targeted $400 million in equity commitment to MWI. Upon completion of definitive agreements for an additional $400 million in equity capital investments in MWI, we expect to contribute to MWI our pipeline infrastructure assets, including the Northern Pipeline and the Southern Pipeline right-of-way. Accordingly, MWI investors would share in the cash flows generated from the constructed facilities including from the supply agreements and the Storage Cash Flows Right. Under this potential structure, in consideration of our transfer of assets, we expect to receive an upfront capital reimbursement payment at closing and an equity interest in

MWI, entitling us to share in the long-term cash flows generated by MWI, among other consideration. Additionally, we would retain the right to 49% of the cash flows generated from our water-storage operations that would not be contributed to MWI.

In addition to financing arrangements above, we have also made progress in securing debt financing for the Mojave Groundwater Bank. In February 2026 we qualified to receive an invitation from the U.S. Environmental Protection Agency ("EPA") to apply for up to $194 million under the Water Infrastructure Finance and Innovation Act ("WIFIA") program to support Northern Pipeline conversion costs. This invitation reserves federal funding for the project while we advance through the underwriting process. In addition to WIFIA, we are evaluating the potential issuance of other debt financing including revenue bonds or other municipal debt instruments through a to-be-formed Joint Powers Authority ("JPA").

We also continue to coordinate with our partners through the Fenner Gap Mutual Water Company to pursue a range of state and federal grant opportunities that support water supply resilience, infrastructure modernization, renewable energy integration, and projects benefiting disadvantaged communities and tribal entities. These include programs administered by federal agencies such as the EPA, Department of Commerce, Bureau of Reclamation, and Department of Energy, as well as California state funding programs.

Permits

The value of our assets and the anticipated revenues from water supply, water storage contracts and profit sharing with MWI is supported by several permits and entitlements secured by us and our partners.

From 2010 – 2012, we completed a California Environmental Quality Act ("CEQA") review process including the approval of a comprehensive Final Environmental Impact Report ("FEIR") for the conservation of 2.5 million acre-feet of water from the aquifer system over a 50-year period (50,000 AFY for 50 years) and the storage and banking of up to one million acre-feet of water in the aquifer system at the Cadiz Property which is now called the Mojave Groundwater Bank. The FEIR concluded that operations would not cause any significant adverse environmental impacts. The FEIR was certified on July 31, 2012, by Santa Margarita Water District ("SMWD"), the lead participating water agency.

San Bernardino County, the local agency responsible for groundwater use at the Cadiz Property, also approved a Groundwater Monitoring, Management and Mitigation Plan ('GMMMP") for the project in 2012 that requires regular reporting of groundwater levels and conditions. The FEIR and GMMMP permits were challenged through litigation and were upheld and sustained in their entirety by judgements in the California Superior Court in 2014 and the California Court of Appeal in 2016 and are no longer subject to legal challenge.

In August 2019, an Addendum to the FEIR was adopted by the Fenner Valley Water Authority ("FVWA"), the joint powers authority comprised of SMWD, the County of San Bernardino and other public agencies participating in the project, to address updates to the project proposal, including a water treatment program and changes to the pipeline route. The Addendum also assessed new studies published about natural springs in the surrounding watershed at the project area. The Addendum concluded that there are no significant adverse impacts associated with the minor changes to the project and further summarized that the spring studies did not change the conclusions of the FEIR's analysis. The Addendum was not challenged in court and the statute of limitations to challenge has expired.

In September 2025, FVWA approved a 2nd Addendum to the project's final EIR analyzing the conversion of the Northern Pipeline from oil/natural gas use to a water conveyance facility, including construction of pump stations, air-relief and blow-off valves and related improvements. The 2nd Addendum identified no new significant impacts from the project modifications and was adopted by the FVWA Board without any objections. FVWA also approved a memorandum of understanding for entry into a lease with MWI to operate the Northern Pipeline facilities and the groundwater management plan in coordination with the FGMWC. The 2nd Addendum was not challenged in Court and the statute of limitations to challenge the approval has expired.

While the 2012 FEIR and GMMMP approvals authorized carryover storage up to 150,000 acre-feet and provided a programmatic assessment of imported storage up to 1 million acre-feet, additional project level environmental study and amendments to the GMMMP are required prior to utilizing the project facilities for storage of imported surplus water. We currently anticipate submitting a 3rd Addendum to the Final EIR analyzing storage operations in Q2 2026 for consideration by the County of San Bernardino and FVWA.

Hydrological and geological study required under our permits is ongoing and we regularly monitor and report groundwater conditions to the County of San Bernardino as part of our agricultural use. The County of San Bernardino and SMWD through FVWA established an inter-agency Technical Review Panel ("TRP") in 2024 mandated by the GMMMP approvals to provide scientific and environmental monitoring of the project area. The TRP assesses pre-operational data and makes recommendations for monitoring protocols to be implemented upon commencement of operations.

Northern Pipeline

The 220-mile Northern Pipeline is a former segment of a 1,200 mile, 30" steel pipeline constructed in 1985 by All American Pipeline Company to convey oil. In 2001, the pipeline was acquired by El Paso Natural Gas ("EPNG") and authorized for natural gas conveyance. In 2011, we entered into an option agreement with EPNG to explore using the pipeline segment for water conveyance. In June 2021, we completed the acquisition of the pipeline for $19 million and presently own the entire 220-mile asset in fee.

Changing the use of the Northern Pipeline to water conveyance is subject to applicable local, state and federal laws.

In December 2023, after a public review process, the US Bureau of Land Management ("BLM") and the US Air Force assigned to our subsidiary Cadiz Real Estate LLC EPNG's existing right-of-way for federal lands crossed by the Northern Pipeline authorizing continued maintenance as an idle natural gas pipeline. The right-of-way was not challenged in court and the statute of limitations to challenge has expired.

Prior to operating the Northern Pipeline for water conveyance, we require change of use authorizations from the BLM, the Air Force, and the California State Lands Commission ("CLSC"). We have filed applications with each agency for these authorizations, and these applications are all in process. The CSLC application also includes a request for a finding that conveying water from the Cadiz Ranch will not adversely affect the desert environment in accordance with California Water Code Section 1815, the 2019 law that requires desert groundwater projects to apply for a review by the CSLC prior to moving water in conveyance facilities.

Southern Pipeline

In 2008, we entered into a 99-year lease agreement with the ARZC to utilize a portion of its existing ROW southwest from the Cadiz Property to the Colorado River Aqueduct for a conveyance pipeline and related facilities. As part of the lease arrangement, we agreed to provide necessary railroad improvements in furtherance of railroad purposes. This includes providing water and power to the railroad for fire protection and improving access roads and transloading operations, among other things. By co-locating the conveyance pipeline within this existing railroad ROW, pipeline construction would avoid impacts to desert habitats. The route and construction within the railroad ROW were evaluated and approved during the CEQA permitting process in 2012.

Our proposed co-location in the ROW was also separately assessed by the BLM to determine the need for any federal permitting related to the proposed use of the ARZC railroad ROW, which is a federal ROW originally granted to the railroad in accordance with the General Railroad Right-of-Way Act of 1875 ("1875 Act"). BLM's evaluation, which was issued in February 2020, concluded that the proposed Southern Pipeline will further railroad purposes at least in part, is within the scope of the ROW, and requires no additional BLM approvals. In February 2022, the US Department of the Interior's Solicitor Office issued a new legal opinion regarding third party use of 1875 Act ROWs that preserved the railroad purposes assessment for third party uses. The opinion was not specific to any railroad and did not alter our 2020 evaluation.

To deliver water from the Mojave Groundwater Bank to any participating agencies via the Southern Pipeline, the operating parties will require an agreement with Metropolitan Water District of Southern California ("MWD") to move water supplies from the Mojave Groundwater Bank using the CRA; and a finding by CSLC that conveying water from the Cadiz Ranch will not adversely affect the desert environment in accordance with California Water Code Section 1815. MWD and CSLC approvals will be bound by the existing CEQA record of review, study, and approvals.

Water Filtration Technology

Acquired in 2022, our wholly owned subsidiary ATEC Water Systems, LLC ("ATEC") provides innovative water treatment solutions for impaired or contaminated water sources. Adding the ATEC water treatment solutions and services to our business portfolio has diversified our range of innovative, sustainable clean water solutions offered in support of our mission to provide safe, affordable drinking water to communities in need.

ATEC, based in Hollister, California, has produced water treatment systems since 1982. It pioneered technology to provide cost-effective, high-rate removal of iron and manganese and then expanded its reach to a full range of contaminants, including, arsenic, Chromium-6, nitrates, PFAS and other contaminants found in source waters that limit the available supply of drinking water for many communities. ATEC has four U.S. patent applications pending for unique treatment processes and filter designs and plans to file for two additional patents in 2026.

ATEC manufactures and sells an array of small, modular vertical steel tanks ranging from 14-inch to 60-inch in diameter coupled with filter media to remove water contaminants for our customers. ATEC's modular, vertical tank systems can be scaled in size to serve small, rural communities as well as larger municipalities with system treatment capacities up to 60 million gallons per day (MGD) and require less ancillary infrastructure, maintenance and upkeep than traditional filtration systems. Our customers include municipalities, public and private utilities, industries, and engineering and construction firms constructing new plants. During the 4th quarter of 2025, we added a second welding line to provide an anticipated increase of 100% in our production capacity.

ATEC has built more than 500 water filtration systems for cities, water districts, investor-owned utilities and small communities and businesses throughout the U.S., Canada, and Asia.

Since our acquisition of the business, ATEC has experienced a significant increase in demand and in 2025 delivered the largest project in its history, completing 320 filters for the Central Utah Water Conservancy District 60 MGD Vineyard Wellfield Groundwater Polishing Project. In 2025, ATEC also experienced record revenue growth, with revenues reaching $14.5 million in 2025 (compared to $7.9 million in 2024). Additionally, with a greater contracted sales force, we also expanded our geographic and marketing channel reach, seeing 74% growth in business orders during the year.

In 2026, ATEC is expected to further expand its reach in the PFAS and Chromium-6 treatment markets, which are growing following implementation of more stringent state and federal regulations, as it continues to develop its market position beyond its traditional iron and manganese treatment business.

Equity, Sustainability and Environmental Justice

Water insecurity is one of the most pressing challenges of the 21st century, driven primarily by lack of infrastructure and the impacts of climate change creating an imbalance in supply and demand around the world. We recognize that our land and water assets can play a valuable role in addressing the growing issue of water insecurity in many communities. Our vision is a world where wealth and geography do not dictate access to clean, fresh, affordable water. We have made a commitment to delivering clean, reliable, and affordable water to disadvantaged communities through innovative and sustainable approaches. The following is a list of highlights of our programs to achieve these objectives:

1. **Water for disadvantaged communities.** We have committed to make available clean affordable water supply from the Cadiz Property to rural, underserved, tribal and disadvantaged communities that lack reliable access to California's traditional sources of water supply. To date, we have committed to make available more than 250,000 AF of water supply to serve disadvantaged communities in California's High Desert, Inland Empire and Coachella Valley communities. Additionally, all public agency participants with agreements to contract for water from the Mojave Groundwater Bank must serve at least one disadvantaged community within their service area.

2. **Ownership of Water Infrastructure by Native American Tribes.** We are partnering with Lytton Rancheria of California, a federally recognized Native American Tribe, to build, own and operate the Mojave Groundwater Bank and we anticipate that Lytton and other Tribes will maintain lasting ownership of a portion of the largest groundwater bank in the Southwest. This will be the first major water infrastructure project off tribal lands to be majority-owned by Native American Tribes in U.S. history.

3. **Improve local water quality.** Utilizing our ATEC filtration systems, we can improve water quality in communities affected by contaminated groundwater. Beginning in 2024, we donated ATEC filtration systems to communities in the Coachella Valley affected by high levels of arsenic. Approximately $3.1 million has been invested in farmworker and tribal communities at the Torres Martinez tribal reservation to provide residential well treatment systems at homes relying on well water. In January 2026, the EPA lifted the bottled water order for the community due to the sustained success of the ATEC system in bringing arsenic levels to safe levels.

4. **Repurposing fossil fuel assets.** The use of the Northern Pipeline for water conveyance will convert a former oil and gas pipeline for the beneficial use of water conveyance. The repurposing of this existing fossil fuel pipeline and use of advanced non-combustion distributed energy technologies will contribute to a reduction in harmful emissions in the region and reduce the energy load on the state's electric grid and vital water resources.

5. **Creation of new renewable energy.** Our Southern Pipeline will feature in-line turbines that will generate renewable hydropower. The project wellfield and pump stations are expected to be powered at least in part by renewable energy and natural gas. In 2025, we converted three of our diesel operated agricultural wells to natural gas to reduce emissions. In addition, we are working with RIC Energy to site California's largest green hydrogen production facility at the Cadiz Ranch. RIC Energy is expected to begin permitting on the facility this year.

6. **Protection of habitats.** All Mojave Groundwater Bank facilities will be built on disturbed lands or within existing transportation corridors to avoid any impacts on habitats. Approximately 7,400 acres of our 46,000 acres of landholdings are permanently dedicated to conservation. as the Fenner Valley Desert Tortoise Conservation Bank ("Fenner Bank"), a land conservation bank that makes available these properties for mitigation of impacts to tortoise and other sensitive species. Credits sold by the Fenner Bank are dedicated to funding the permanent preservation of the land by the San Diego Habitat Conservancy and research by San Diego Zoo Global into desert tortoise health and species protection.

7. **Support stable, affordable water rates.** Water supply from the Mojave Groundwater Bank is expected to be among the lowest cost supplemental water supply available in the region when compared to other supplemental water supply programs such as desalination, recycling, stormwater capture and surface storage. We have also entered into agreements with public water agencies that serve disadvantaged communities to supply water from the Mojave Groundwater Bank at reduced cost.

8. **Create and support good-paying jobs.** The Mojave Groundwater Bank is expected to create and support nearly 6,000 jobs across the local economy during two phases of construction, including 3,000 from the Northern Pipeline project; 10% of jobs are reserved for veterans. We maintain a Project Labor Agreement with building trades and labor unions to pay our workforce prevailing wage and employ union members during construction of the Mojave Groundwater Bank facilities.

Seasonality

Our water resource development and water filtration activities are not seasonal in nature.

Farming operations at the Cadiz Ranch include the year-round cultivation of grain crops, including alfalfa. These operations are subject to general seasonal trends that are characteristic of the agricultural industry.

Competition

We face competition in the acquisition, development and sale of water and land assets from a variety of parties. We also experience competition in the market for our water supply, storage and conveyance solutions and agriculture products associated with our water and land assets. Since California has scarce water resources and an increasing demand for available water, we believe that location, price and reliability of delivery are the principal competitive factors affecting agriculture and the demand for water supply and storage in California. We believe the Cadiz Ranch and Mojave Groundwater Bank projects are competitive with other sources of water and farmland.

In the groundwater treatment market, we compete with companies that offer products similar to ours. Some of these companies have greater financial resources, operational experience, and technical capabilities than we do. When bidding for groundwater treatment projects, however, our current experience suggests that the market opportunity is very large, our products and services are highly competitively, and there is no clear dominant or preferred competitor in the markets in which we compete.

Human Capital Resources

As of December 31, 2025, we employed 31 full-time employees (i.e. those individuals working more than 1,000 hours per year) including 22 full-time employees at ATEC. Our business operations also rely on third-party contracted seasonal and temporary workers, as well as consultants and other professional vendors to help augment specialized human capital and talent needs. Our full-time and third-party contracted workers, as well as consultants and vendors, must follow our code of conduct and ethics policy, as well as our whistleblower and information security policies.

We appreciate the importance of retention, growth and development of our employees. The average tenure of our full-time employees is approximately 5 years, reflecting our positive work environment that offers opportunities to develop new skills and advance to new positions. We believe we offer competitive compensation (including salary, incentive bonus, and equity) and benefits packages to our employees, including a 401(k) plan. Further, we urge professional development opportunities and mentorship to cultivate talent throughout our company.

As a small workforce, we focus on skill sharing and experience diversity in the workplace. Our full-time employees have regular opportunities to work with senior leadership and/or Board members in pursuit of business objectives. Management and Board leadership provide annual reviews of employee performance. Human capital is generally managed by our CEO, COO and CFO, and employment policies are overseen by the Board, particularly the Compensation Committee. Our Board encourages diversity in the workforce. Approximately 45% of our senior executives are female.

We are focused on executing on our objectives of implementing our projects and realizing the cash flow potential of our assets, while also evaluating opportunities to ensure our workforce reflects the diversity of the communities in which we operate.

Regulation

Our operations are subject to various federal, state and local laws and regulations, as detailed throughout Item 1. In the normal course of developing our land, water and infrastructure assets, we are required to demonstrate to various regulatory authorities that we are in compliance with the laws, regulations and policies enforced by such authorities.

Groundwater use and development, and the import and export of groundwater and surface supplies by public water agencies via conveyance pipelines, is subject to regulation by local, state and federal existing statutes pertaining to water supply and land use, but also general environmental statutes applicable to all forms of development. We have successfully obtained several approvals and permits from local, state and federal regulatory authorities with respect to our water supply, water storage and water conveyance assets over the last 25 years. Prior to the operation of the Northern and Southern Pipelines for water conveyance, we will obtain additional permits regulating the use of those pipelines and related facilities. Because of the discretionary nature of these approvals, our ability to secure these approvals and receive income from our water assets could be delayed, reduced or eliminated based on regulatory processes. See also more information in "Risk Factors".

Our agricultural operations are also generally subject to regulation by local agencies, such as county governments, as well as state environmental and water statutes. We are in compliance with all material applicable regulations.

Our water filtration products are manufactured to the specifications of our water provider customers in coordination with state and federal water quality and treatment regulatory approvals obtained by these providers in the ordinary course of permitting water treatment or groundwater well and pumping facilities. We are not directly impacted by these regulations.

Access to Our Information

Our annual, quarterly and current reports, proxy statements and other information are filed with the Securities and Exchange Commission ("SEC") and are available free of charge on the internet through our website, http://www.cadizinc.com, as soon as reasonably practical after electronic filing of such material with the SEC. Our website address provided in this Annual Report on Form 10-K is not intended to function as a hyperlink and the information on our website is not, nor should it be considered, part of this report or incorporated by reference into this report.

Our SEC filings are also available to the public on the internet at the SEC's website *http://www.sec.gov*.

ITEM 1A. Risk Factors

Our business is subject to a number of risks, including those described below.

Our Development Activities Have Not Generated Significant Revenues

At present, our asset development activities include water resource (supply, storage and conveyance) and land and agricultural development at our San Bernardino County properties. We have not received significant revenues from these development activities to date and we cannot predict with certainty when, if ever, we will receive operating revenues from these business segments sufficient to offset the costs of our development activities. As a result, we continue to incur a net loss from operations.

We May Never Become Profitable Unless We Are Able to Successfully Implement Programs to Develop Our Land Assets

Our water supply agreements are subject to financial and regulatory conditions precedent, which may not be satisfied. Further, the circumstances under which water supply, storage, conveyance, water filtration or sustainable agriculture can be developed and the profitability of any such project are subject to significant uncertainties, including the risk of variable water supplies and changing water allocation priorities, our ability to fulfill the required contractual conditions of any water supply agreements, and our ability to complete the needed construction for water delivery to occur. Additional risks include our ability to obtain all necessary regulatory approvals and permits, litigation by community, environmental or other groups, unforeseen technical difficulties, general market conditions and competition for agriculture, water filtration products and water supplies, and the time needed to generate significant operating revenues from such programs after contracts are secured or operations commence.

The Development of Our Properties Is Heavily Regulated, Requires Governmental Approvals and Permits That Could Be Denied, and May Have Competing Governmental Interests and Objectives

In developing our land assets and related water resources, we are subject to local, state, and federal statutes, ordinances, rules and regulations concerning zoning, resource protection, environmental impacts, infrastructure design, subdivision of land, construction and similar matters. Our development activities are subject to the risk of adverse interpretations of such U.S. federal, state and local laws, regulations and policies and/or the adoption of new and amended laws, regulations and policies that prohibits, restrict, modify or delay our development activities.

Further, our development activities require governmental approvals and permits. If such permits were to be denied or granted subject to unfavorable conditions or restrictions, our ability to successfully implement our development programs as planned would be adversely impacted and could delay returns on our investments in the development of our assets.

For example, while we presently hold agreements with multiple public water systems for their purchase of 21,275 AFY and are in discussions with additional public water agencies to enter agreements for the full supply capacity of our Mojave Groundwater Bank (50,000 AFY) any contracts will be subject to conditions precedent including standard regulatory review and permitting. There is no assurance that we can meet the conditions precedent for any of these contracts and even if we do, there is no assurance that we can meet them in a timely manner.

We cannot predict the terms, if any, which may be imposed on our permits to proceed with our water and other development programs.

Current regulations that could impact our water resources development activities are generally related to water conveyance functions, particularly the conversion of existing pipelines and construction of new pipelines and related facilities necessary to move water to and from the Cadiz Property, or between points along these pipelines for the benefit of California water users. In this regard, we will need to obtain certain permits and approvals from public water agencies in California, the California State Lands Commission, and agencies of the federal government, such as the US Department of the Interior. Such regulatory requirements will be determined by any contractual obligation to transport water between parties via our pipeline infrastructure.

Generally, opposition from third parties with standing expressed to regulatory bodies with jurisdiction over our projects can cause delays and increase the costs of our development efforts or preclude such development entirely. While we have worked with representatives of various environmental and third-party stakeholders to address any concerns about our water development projects, certain groups may remain opposed to our development plans regardless of our engagement and pursue legal and other appeal actions.

Governmental approvals and permits granted authorizing our development activities may be challenged in court and such litigation could adversely impact our timelines, development plans, and ultimately the return on our investments.

We may not be able to execute our plans for the construction, ownership, and operation of our Mojave Groundwater Bank and obtain the requisite funding.

We are currently engaged in the completion of due diligence with private equity investors related to potential investments in MWI by these entities to support the construction, ownership, and operation of the Mojave Groundwater Bank. Any agreements announced with these potential investors are not binding and there is no guarantee that we will be able to enter into binding definitive agreements or that the proposed transactions pursuant to the current letters of intent or term sheets will move forward based on the terms described in such agreements. Even if we do enter into definitive agreements for investments into the construction, ownership and operations of the Mojave Groundwater Bank, we may not be able to obtain the requisite total funding necessary for the construction of all facilities for the Mojave Groundwater Bank or such additional funding may not be available on terms satisfactory to the parties or in sufficient amounts, or the progress of the Mojave Groundwater Bank may not proceed as planned, or the definitive agreements entered into, if any, may not generate our anticipated benefits. These events could materially and adversely affect the success of the Mojave Groundwater Bank and, as a result, materially and adversely affect our business prospects.

A Portion of Our Total Assets Consists of Goodwill and Intangibles, Which Are Subject to a Periodic Impairment Analysis, and a Significant Impairment Determination in Any Future Period Could Have an Adverse Effect on Our Statement of Operations Even Without a Significant Loss of Revenue or Increase in Cash Expenses Attributable to such Period

We have goodwill of approximately $5.7 million including $1.9 million associated with the acquisition of assets of ATEC Systems, Inc. into ATEC Water Systems, LLC. We will be required to continue to evaluate this goodwill and intangibles for impairment based on the fair value of the operating business units to which the goodwill and intangible assets relate, at least once a year. These estimated fair values could change if we are unable to achieve revenue or operating results at the levels that have been forecasted, the market valuation of that business unit decreases based on transactions involving similar companies, or if there is a permanent, negative change in the market demand for the services offered by the business unit. These changes could result in further impairment of the existing goodwill and intangible balances and that could require a material non-cash charge to our results of operations.

Our Failure to Make Timely Payments of Principal and Interest on Our Indebtedness or To Obtain Additional Financing Will Impact our Ability to Implement Our Asset Development Programs

As of December 31, 2025, we had total indebtedness outstanding to our lenders of approximately $78.3 million, of which $63.3 million is secured by our assets. On October 27, 2025 ("Effective Date"), we entered into the Lytton Credit Agreement, pursuant to which we may require Lytton to provide up to $51 million in an unsecured loan facility, convertible into the Storage Cash Flows Right, which Lytton would then contribute to MWI, in exchange for equity interests in MWI on the same economic terms offered to other equity investors in MWI. The Lytton Credit Agreement represents the first tranche of up to approximately $451 million in total equity capital being raised by us through MWI, to construct, own and operate the Mojave Groundwater Bank. Under the Lytton Credit Agreement, at our election we may draw, as an unsecured term loan, up to $51 million in one or more installments beginning on the Effective Date and ending April 30, 2027. We made an initial draw of $15 million for reimbursement of Mojave Groundwater Bank project expenses and to support development activities in November 2025 and a second draw of $15 million in March 2026.

To the extent that we do not make principal and interest payments on the indebtedness when due, or if we otherwise fail to comply with the terms of agreements governing our indebtedness, we may default on our obligations.

We will continue to require additional working capital to meet our cash resource needs until such time as our asset development programs, including the Mojave Groundwater Bank, and water filtration technology business produce revenues sufficient to fund operations, or we receive reimbursement for costs advanced for development of the Mojave Groundwater Bank through the Lytton Credit Agreement and payment from MWI among other consideration for our transfer of assets into MWI. If we cannot raise funds if and when needed, we might be forced to make substantial reductions in our operating expenses, which could adversely affect our ability to implement our current business plan and ultimately our viability as a company. We cannot assure you that our current lenders, or any other lenders, will give us additional credit should we seek it. If we are unable to obtain additional credit, we may engage in further debt or equity financings. Our ability to obtain financing will depend, among other things, on the status of our asset development programs and water filtration technology business and general conditions in the capital markets at the time financing is sought. Any further equity or convertible debt financings would result in the dilution of ownership interests of our current stockholders.

The Issuance of Equity Securities and Management Equity Incentive Plans Will Cause Dilution

We have and may continue to issue equity securities pursuant to "at the market" issuance sales agreements or direct placements. Further, our compensation programs for management and consultants emphasize long-term incentives, primarily through the issuance of equity securities and options to purchase equity securities. It is expected that plans involving the issuance of shares, options, or both will be submitted from time to time to our stockholders for approval. In the event that any such plans are approved and implemented, the issuance of shares and options under such plans may result in the dilution of the ownership interest of other stockholders and will, under currently applicable accounting rules, result in a charge to earnings based on the value of our common stock at the time of issue and the fair value of options at the time of their award. The expense would be recorded over the vesting period of each stock and option grant.

The Volatility of the Stock Price of our Equity Securities Could Adversely Affect Current and Future Stockholders

The market price of our common stock and depositary shares is volatile and fluctuates in response to various factors which are beyond our control. Such fluctuations are particularly common in companies such as ours, which have not generated significant revenues. The following factors, in addition to other risk factors described in this section, could cause the market price of our common stock to fluctuate substantially:

- developments involving the execution of our business plan;
- disclosure of any adverse results in litigation;
- regulatory developments affecting our ability to develop our properties;
- the dilutive effect or perceived dilutive effect of additional debt or equity financings;
- perceptions in the marketplace of our company and the industry in which we operate; and
- general economic, political and market conditions.

In addition, the stock markets, from time to time, experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the market price of our common stock. Price volatility could be worse if the trading volume of our common stock is low.

Information Technology Failures and Data Security Breaches Could Harm Our Business

We use information technology and other computer resources to carry out important operational and marketing activities and to maintain our business records. These information technology systems are dependent upon global communications providers, web browsers, telephone systems and other aspects of the Internet infrastructure that have experienced security breaches, cyber-attacks, significant systems failures and electrical outages in the past. A material network breach in the security of our information technology systems could include the theft of customer, employee or Company data. The release of confidential information as a result of a security breach may also lead to litigation or other proceedings against us by affected individuals or business partners, or by regulators, and the outcome of such proceedings, which could include penalties or fines, could have a significant negative impact on our business. We may also be required to incur significant costs to protect against damages caused by these information technology failures or security breaches in the future. However, we cannot provide assurance that a security breach, cyber-attack, data theft or other significant systems failure will not occur in the future, and such occurrences could have a material and adverse effect on our consolidated results of operations or financial position.

Increased Cybersecurity Requirements, Vulnerabilities, Threats and More Sophisticated and Targeted Computer Crime Could Pose a Risk to Our Systems, Networks, Products, Solutions, Services and Data

Increased global cybersecurity vulnerabilities, threats and more sophisticated and targeted cyber-related attacks pose a risk to our security and our customers', partners', suppliers' and third-party service providers' products, systems and networks and the confidentiality, availability and integrity of the data. We remain potentially vulnerable to additional known or unknown threats, including threats generated through increasingly sophisticated technologies such as artificial intelligence, despite our attempts to mitigate these risks. We also may have access to sensitive, confidential or personal data or information that is subject to privacy and security laws, regulations or customer-imposed controls. Our efforts to protect sensitive, confidential or personal data or information, may nonetheless leave us vulnerable to material security breaches, theft, misplaced or lost data, programming errors, employee errors and/or malfeasance that could potentially lead to the compromising of sensitive, confidential or personal data or information, improper use of our systems, software solutions or networks, unauthorized access, use, disclosure, modification or destruction of information, production downtimes and operational disruptions. In addition, a cyber-related attack could result in other negative consequences, including damage to our reputation or competitiveness, remediation or increased protection costs, litigation or regulatory action. Additionally, violations of privacy or cybersecurity laws (including the California Consumer Privacy Act), regulations or standards increasingly lead to class-action and other types of litigation, which can result in substantial monetary judgments or settlements. Therefore, any such security breaches could have a material adverse effect on us.

ITEM 1B. Unresolved Staff Comments

Not applicable at this time.

ITEM 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity and availability of our critical systems and information from cybersecurity threats.

Our cybersecurity risk management program includes:

- risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;
- offsite backup storage of critical systems and information;
- the use of external service providers to assess, test or otherwise assist with aspects of our security controls;
- cybersecurity awareness training;
- a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and
- a third-party risk management process to identify and mitigate risks from third parties, such as service providers, suppliers, and vendors.

We have not identified any risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. For additional information regarding risks from cybersecurity threats, see Item 1A, "Risk Factors", above.

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit & Risk Committee (the "Committee") oversight of cybersecurity and other information technology risks. The Committee oversees management's implementation of our cybersecurity risk management program as part of our overall enterprise risk management program.

The Committee receives periodic reports from management on our cybersecurity risks. In addition, management promptly updates the Committee regarding any material cybersecurity incidents, and as necessary as to any incidents with lesser impact potential. The Committee reports to the full Board regarding its activities, including those related to cybersecurity.

Our management team, with the assistance of our external service providers, is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises the cybersecurity activities of both our internal personnel and our retained external cybersecurity consultants.

ITEM 2. Properties

Following is a description of our 46,000 acres of landholdings in the Eastern Mojave Desert in Southern California.

The Cadiz Ranch Property

We own approximately 35,000 acres of largely contiguous desert land in the Cadiz and Fenner valleys of eastern San Bernardino County, California (the "Cadiz Ranch"). This area is located approximately 80 miles east of Barstow, California and 30 miles north of the Colorado River Aqueduct, and 110 miles north-east of Palm Springs. The Cadiz Ranch, which is at the base of a topographically diverse 2,000 square mile watershed, is the principal location of our business operations, including our agricultural operations and ongoing development of our water supply, storage and conveyance projects.

Independent geotechnical and engineering studies conducted since initial acquisition have confirmed that the Cadiz Ranch overlies a significant aquifer system from a watershed with an estimated 30-50 million acre-feet of groundwater that can support agricultural development, the conservation of groundwater for off-property uses the storage of imported water. Approximately 3,100 acres of the Cadiz Ranch are actively farmed by us or leased to third parties for farming activities and includes agriculture and water infrastructure including wells, wellfield manifold, pipelines, worker housing, and energy and transportation facilities (see Item 1. "Business", above).

Additional Eastern Mojave Properties

Piute: We own approximately 9,000 acres in the Piute Valley. This landholding is located 15 miles from the resort community of Laughlin, Nevada, and about 12 miles from the Colorado River town of Needles, California. Extensive hydrological studies, including the drilling and testing of a full-scale production well, have demonstrated that this landholding is underlain by high-quality groundwater and could be suitable for agricultural development or solar energy production. The Piute Valley properties include private inholdings in the Mojave Trails National Monument and are proximate to or border areas designated by the state and federal government as the Mojave National Preserve, Critical Desert Tortoise Habitat and/or Desert Wilderness Areas and are therefore ideally suited for preservation and conservation. Approximately 7,400 acres of our Piute Valley properties are reserved in our Fenner Valley Desert Tortoise Conservation Bank, which is the largest land bank in California dedicated to protecting the desert tortoise. The Fenner Valley Desert Tortoise Conservation Bank offers credits that can be acquired by public and private entities required to mitigate or offset impacts to the desert tortoise linked to planned development. We are presently marketing these credits to a variety of planned developments in the region.

Danby: We own nearly 2,000 acres near Danby Dry Lake in Ward Valley, approximately 30 miles southeast of the Cadiz Ranch. Our Danby Dry Lake property is located approximately 10 miles north of the Colorado River Aqueduct. Initial hydrological studies indicate that it has excellent potential for a water supply project. Certain of the properties in this area may also be suitable for agricultural development, renewable energy and/or preservation and conservation lands. The Danby properties are currently managed for open space purposes.

Executive Offices

We lease approximately 4,500 square feet of office space in Los Angeles, California for our executive offices ("Executive Office Lease"). The Executive Office Lease terminates in May 2030. The current base rent under the Executive Office Lease is approximately $10,000 per month. We lease a total of approximately 44,500 square feet of industrial space under two leases in Hollister, California for our water filtration technology operations ("Hollister Leases").

The Hollister Leases terminate in October 2028 and May 2029. The current base rent under the Hollister Leases is approximately $35,500 per month.

Cadiz Real Estate

Title to substantially all of our real estate assets is held by Cadiz Real Estate LLC ("Cadiz Real Estate"), a wholly owned subsidiary of Cadiz Inc. The Board of Managers of Cadiz Real Estate currently consists of two managers appointed by the Company's Board of Directors. As the ownership of the real estate held by Cadiz Real Estate has no effect on our ultimate beneficial ownership of these assets, we refer throughout this Report to assets owned of record either by Cadiz Real Estate or by us as "our" properties.

Cadiz Real Estate is a co-obligor under our senior secured term loan, for which assets of Cadiz Real Estate have been pledged as security.

Debt Secured by Properties

Our assets have been pledged as collateral for $63.3 million of senior secured debt outstanding as of December 31, 2025.

ITEM 3. Legal Proceedings

From time to time we are involved in various lawsuits and legal proceedings that arise in the ordinary course of business. At this time, we are not aware of any pending or threatened litigation that we expect will have a material effect on our business, financial condition, liquidity, or operating results. Legal claims are inherently uncertain, however, and it is possible that our business, financial condition, liquidity and/or operating results could be adversely affected in the future by legal proceedings.

ITEM 4. Mine Safety Disclosures

Not Applicable.

PART II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchase of Equity Securities

Our common stock is currently traded on The NASDAQ Global Market ("NASDAQ") under the symbol "CDZI."

As of March 25, 2026, the number of stockholders of record of our common stock was 55.

To date, we have not paid a cash dividend on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Holders of Series A Preferred Stock, when and as authorized by the Company's Board of Directors, are entitled to cumulative cash dividends at the rate of 8.875% of the $25,000.00 ($25.00 per Depositary Share) liquidation preference per year (equivalent to $2,218.75 per share per year or $2.21875 per Depositary Share per year). Dividends are payable quarterly in arrears, on or about the 15th of January, April, July and October, and began on or about October 15, 2021.

All securities sold by us during the three years ended December 31, 2025, which were not registered under the Securities Act of 1933, as amended, have been previously reported in accordance with the requirements of Rule 12b-2 of the Securities Exchange Act of 1934, as amended.

ITEM 6. [Reserved]

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the following discussion contains trend analysis and other forward-looking statements. Forward-looking statements can be identified by the use of words such as "intends", "anticipates", "believes", "estimates", "projects", "forecasts", "expects", "plans" and "proposes". Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. These include, among others, our ability to maximize value from our portfolio of assets and our ability to obtain new financings as needed to meet our ongoing working capital needs. See additional discussion under the heading "Risk Factors" above. Our forward-looking statements are made only as of the date hereof. We assume no duty to update these forward-looking statements to reflect new, changed or unanticipated events or circumstances, other than as may be required by law.

We are a water solutions provider with a unique combination of land, water, pipeline and water filtration assets located in Southern California between major water systems serving population centers in the Southwestern United States. Our portfolio of assets includes 2.5 million acre-feet of water supply, 1 million acre-feet of groundwater storage capacity, 220 miles of existing, underground pipeline, 43 miles of right-of-way entitlements for pipeline construction, and versatile, scalable and cost-effective water filtration technology that removes contaminants and constituents of concern from groundwater. Our customers are public and private water systems, government agencies and commercial businesses.

We manage our landholdings, pipeline and water filtration technology assets to offer a suite of integrated products and services to public water systems, government agencies and commercial customers that include reliable water supply, groundwater storage, water conveyance and custom-designed water filtration technology systems.

Water Supply – In accordance with local, state, and federal laws, we own vested water rights authorizing the withdrawal of an average of 50,000 acre-feet per year, or 2.5 million acre-feet of groundwater over 50 years, from the aquifer system underlying our property in the Cadiz Valley ("Cadiz Ranch") for beneficial uses, including agricultural development on our property and export to serve communities across the region. Because the groundwater in the aquifer system is eventually lost to evaporation, surplus water that is captured and withdrawn before it evaporates is a new water supply (i.e. "conserved" water).

Water Storage – The aquifer system at Cadiz Ranch is also large enough for use as a water "banking" facility, capable of storing water "in-lieu" for supply customers and up to 1 million acre-feet of imported surplus water for return during drought periods. For comparison, Metropolitan Water District of Southern California stores approximately 1.2 million acre-feet of water in Lake Mead, the largest surface reservoir in the United States.

Water Conveyance – We own an existing 220-mile 30-inch steel pipeline ("Northern Pipeline"), that intersects several water storage and conveyance facilities in Southern California, including the California Aqueduct, the Los Angeles Aqueduct, and the Mojave River Pipeline. The maximum potential capacity of the Northern Pipeline for water conveyance is anticipated to be 25,000 AFY with expected throughput to be between 20,000 – 23,000 AFY. We also own a

99-year lease with the Arizona & California Railroad Company that will allow us to construct a 43-mile water conveyance pipeline ("Southern Pipeline") within the existing, active railroad right-of-way that extends from the Cadiz Ranch to the Colorado River Aqueduct ("CRA"). We currently expect the capacity of the Southern Pipeline to be 120,000 AFY to accommodate imported water storage. We hold an option to purchase up to 180 miles of existing unused 36" steel pipeline that can be used in construction of the Southern Pipeline system or to replace certain components of the Northern Pipeline.

Water Filtration Technology – In 2022, we completed the acquisition of the assets of ATEC Water Systems, Inc. into ATEC Water Systems, LLC ("ATEC"), which provides innovative water filtration solutions for impaired or contaminated groundwater sources. ATEC's specialized filtration media provide cost-effective, high-rate of removal for common groundwater impairments and contaminants that pose health risks in drinking water including iron, manganese, arsenic, Chromium-6, nitrates, per-and-polyfluoroalkyl substances (PFAS) and other constituents of concern.

Our addition of pipeline infrastructure and ATEC water filtration technology to our portfolio of land and water assets has enabled us to adjust our business model to begin offering integrated services and solutions to public water systems that address the urgent challenges of climate change and make significant progress in advancing contract negotiations for water supply with public water systems.

The combination of the water supply, water storage and water conveyance infrastructure described above constitutes the Mojave Groundwater Bank as discussed in more detail in Item 1. – Business, above.

In 2024, we entered into agreements with public water systems, private utility and other private water providers for their purchase of 21,275 AFY of annual water supply from us to be delivered via the Northern Pipeline. Through membership in Fenner Gap Mutual Water Company, a mutual water company to be owned by the participating water agencies, these agreements provide for delivery of purchased annual water supply over a 40-year term (take on delivery), at an agreed upon market price estimated to start at approximately $850/AFY (in 2024 dollars) and subject to annual adjustment. Participating water providers are also expected to pay a portion of operating costs and the capital costs for conversion of facilities.

To finance construction of all improvements and required facilities to operate the Mojave Groundwater Bank project including the Northern Pipeline, Southern Pipeline and related facilities currently estimated at $1.5 billion, we established a new special purpose business entity Mojave Water Infrastructure Company LLC ("MWI") that will fund these capital costs in partnership with public sector, tribal and other investors.

In October 2025, we entered into the Lytton Credit Agreement, pursuant to which we may require Lytton to provide up to $51 million in an unsecured loan facility, convertible into the Storage Cash Flows Right, which Lytton would then contribute to MWI, in exchange for equity interests in MWI on the same economic terms offered to other equity investors in MWI. The Lytton Credit Agreement represents the first tranche of up to approximately $451 million in total equity capital being raised by us through MWI, to construct, own and operate the Mojave Groundwater Bank (see Note 7 to the Consolidated Financial Statements – "Long-Term Debt").

In addition, we are currently engaged in the completion of due diligence with private equity investors for up to a targeted $400 million in equity commitment to MWI. Upon completion of definitive agreements for an estimated additional $400 million in equity capital investments in MWI, we expect to contribute to MWI our pipeline infrastructure assets, including the Northern Pipeline and the Southern Pipeline right-of-way. In addition, Lytton would contribute to MWI the Storage Cash Flows Right (see Note 7 to the Consolidated Financial Statements – "Long Term Debt"). Accordingly, MWI investors would be expected to share in the cash flows generated from the constructed facilities including from the supply agreements and the Storage Cash Flows Right. Under this potential structure, in consideration of our transfer of assets, we expect to receive an upfront capital reimbursement payment at closing and an equity interest in MWI, entitling us to share in the long-term cash flows generated by MWI, among other consideration.

MWI investors are expected to coordinate with us and project participants to seek available infrastructure grants and/or other financing alternatives, including potential revenue bond issuances through a to-be-formed Joint Powers Authority, to fund any remaining construction costs.

ATEC and our agricultural operations provide our current principal source of revenue, although our working capital needs are not fully supported by these operations at this time. We believe that our water supply, storage, pipeline conveyance and treatment solutions will provide a significant source of future cash flow for the business and our stockholders. We presently rely upon debt and equity financing to support our working capital needs and development of our water solutions.

Our current and future operations also include activities that further our commitments to sustainable stewardship of our land, water, pipeline and water filtration technology assets, good governance and corporate social responsibility. We believe these commitments are important investments that will assist in maintenance of sustained stockholder value.

Results of Operations

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

We currently operate in two reportable segments. Our largest segment is Land and Water Resources, which comprises all activities regarding our properties in the eastern Mojave Desert, pre-revenue development of the Mojave Groundwater Bank (supply, storage and conveyance), and agricultural operations. Our second operating segment is Water Filtration Technology comprised of ATEC which provides innovative water filtration technology solutions for impaired or contaminated groundwater sources.

We evaluate our performance based on segment operating income (loss). Interest expense, income tax expense and losses related to equity method investments are excluded from the computation of operating income (loss) for the segments. Segment net revenue, segment operating expenses and segment operating (loss)/income information consisted of the following for the years ended December 31, 2025 and 2024:

	Twelve Months Ended December 31, 2025		
(in thousands)	Land and Water Resources	Water Filtration Technology	Total
Revenues	$ 1,835	$ 14,478	$ 16,313
Costs and expenses:			
Cost of sales	3,687	7,476	11,163
General and administrative	25,013	4,471	29,484
Depreciation	1,228	36	1,264
Total costs and expenses	29,928	11,983	41,911
Operating income (loss)	$ (28,093)	$ 2,495	$ (25,598)

	Twelve Months Ended December 31, 2024		
(in thousands)	Land and Water Resources	Water Filtration Technology	Total
Revenues	$ 1,708	$ 7,900	$ 9,608
Costs and expenses:			
Cost of sales	2,984	4,314	7,298
General and administrative	22,525	1,820	24,345
Depreciation	1,159	55	1,214
Total costs and expenses	26,668	6,189	32,857
Operating income (loss)	$ (24,960)	$ 1,711	$ (23,249)

We have not received significant revenues from our water supply, storage, or conveyance assets to date. Our revenues have been limited primarily to ATEC sales and sales from our alfalfa plantings and rental income from our agricultural leases. As a result, we have historically incurred a net loss from operations. We incurred a net loss of $34.2 million for the year ended December 31, 2025, compared with a net loss of $31.1 million for the year ended December 31, 2024.

Our primary expenses are our ongoing overhead costs associated with the development of our water supply, storage and conveyance assets (i.e., general and administrative expense), farming expenses at the Cadiz Ranch, manufacturing operations of ATEC and our interest expense. We will continue to incur non-cash expense in connection with our management and director equity incentive compensation plans.

__Revenues.__ Revenue totaled $16.3 million during the year ended December 31, 2025, primarily related to ATEC sales totaling $14.5 million, sales from the harvest from our 760 acres of commercial alfalfa crop totaling $1.4 million and rental income from agricultural leases totaling $0.4 million. Revenue totaled $9.6 million during the year ended December 31, 2024, primarily related to ATEC sales totaling $7.9 million, sales from the harvest from our 760 acres of commercial alfalfa crop totaling $1.3 million and rental income from our agricultural leases totaling $0.4 million. The increase in ATEC sales primarily relates to revenues from shipment of 441 filters in 2025 compared to shipment of 286 filters in 2024.

Cost of Sales. Cost of sales totaled $11.2 million during the year ended December 31, 2025, comprised of $7.5 million related to ATEC (48.4% gross margin) and $3.7 million related to our alfalfa crop harvest. Cost of sales totaled $7.3 million during the year ended December 31, 2024, comprised of $4.3 million related to ATEC (45.5% gross margin) and $3.0 million related to our alfalfa crop harvest. The improved ATEC gross margin is primarily driven by the increase in filter sales over which the fixed costs included in cost of sales can be spread. The increased net operating loss related to our alfalfa crop in 2025 ($2.3 million in 2025 compared to $1.7 million in 2024) was primarily due to a contractor delay in completing the conversion of three wells from diesel to natural gas causing higher operating expenses than anticipated.

General and Administrative Expenses. General and administrative expenses during the year ended December 31, 2025, exclusive of stock-based compensation costs, totaled $24.2 million compared with $19.7 million for the year ended December 31, 2024. The increase in 2025 was primarily a result of increased legal and consulting fees incurred in advancing the development of the Mojave Groundwater Bank and increased marketing commissions and sales expenses related to ATEC growth. General and administrative expense for ATEC totaled $4.5 million in 2025 compared to $1.8 million for 2024.

Compensation costs from stock and option awards for the year ended December 31, 2025, totaled $5.3 million compared with $4.6 million for the year ended December 31, 2024. The higher 2025 expense was primarily due to an increase in stock-based non-cash awards to employees and consultants.

Depreciation. Depreciation expense totaled $1.3 million and $1.2 million during the years ended December 31, 2025 and 2024, respectively.

Interest Expense, Net. Interest expense totaled $8.6 million during the year ended December 31, 2025, compared to $7.9 million during the year ended December 31, 2024. The following table summarizes the components of net interest expense for the two periods (in thousands):

	Year Ended December 31,	
	2025	**2024**
Cash interest on outstanding debt	$ 1,636	$ 1,530
PIK interest on outstanding debt	2,796	2,364
Interest added to lease obligation	3,087	2,794
Amortization of debt discount	1,595	1,316
Finance expense	141	307
Interest Income	(477)	(342)
Other Income	(198)	(89)
	$ 8,580	$ 7,880

Increased interest expense is primarily due to increased borrowing under the Lytton Credit Agreement. Interest income primarily relates to interest on investments in short-term deposits.

Gains on Derivative Liabilities. Gains on derivative liabilities totaled $38 thousand during the year ended December 31, 2025 compared to $0 in the year ended December 31, 2024. The gains recorded in 2025 were a result of a remeasurement of a derivative liability recorded related to the Lytton Credit Agreement (see Note 7 to the Consolidated Financial Statements – "Long-Term Debt").

Liquidity and Capital Resources

(a)   Current Financing Arrangements

As we have not received significant revenues or gross profits from our water, agriculture or water filtration technology activities to date, we have been required to obtain financing to bridge the gap between the time water resource and other development expenses are incurred and the time that significant revenue will commence. Historically, we have addressed these needs primarily through secured debt financing arrangements and private equity placements.

Equity Offerings

In November 2024, we completed the sale and issuance of 7,000,000 shares of our common stock to certain institutional investors in a registered direct offering ("November 2024 Direct Offering"). The shares of common stock were sold at a purchase price of $3.34 per share, for aggregate gross proceeds of $23.4 million and aggregate net proceeds of approximately $22.1 million.

On March 7, 2025, we completed the sale and issuance of 5,715,000 shares of our common stock to certain institutional investors in a registered direct offering ("March 2025 Direct Offering"). The shares of common stock were sold at a purchase price of $3.50 per share, for aggregate gross proceeds of approximately $20.0 million and aggregate net proceeds of approximately $18.3 million.

$5.0 million of the net proceeds from the November 2024 Direct Offering were paid in January 2025 to secure an exclusive option finalized in December 2024 to purchase up to 180 miles of steel pipe intended to be used for the development of the Mojave Groundwater Bank. The remaining proceeds from the November 2024 Direct Offering and the proceeds from the March 2025 Direct Offering were primarily used for capital and other expenses related to the development and construction of the Mojave Groundwater Bank, working capital, and general corporate purposes.

Debt Offerings

In July 2021, we entered into a $50 million new credit agreement ("Credit Agreement") (see Note 7 to the Consolidated Financial Statements – "Long-Term Debt"). The proceeds of the Credit Agreement, together with the proceeds from the Depositary Share Offering, were used to (a) repay all our outstanding senior secured debt obligations in the amount of approximately $77.6 million, (b) to deposit approximately $10.2 million into a segregated account, representing an amount sufficient to pre-fund eight quarterly dividend payments on the Series A Preferred Stock underlying the Depositary Shares issued in the Depositary Share Offering, and (c) to pay transaction related expenses. The remaining proceeds were used for working capital needs and for general corporate purposes.

On February 2, 2023, we entered into a First Amendment to Credit Agreement to amend certain provisions of the Credit Agreement ("First Amended Credit Agreement"). Under the First Amended Credit Agreement, the lenders have a right to convert up to $15 million of outstanding principal, plus any PIK interest and any accrued and unpaid interest (the "Convertible Loan") into shares of our common stock at a conversion price of $4.80 per share (the "Conversion Price"). In addition, prior to the maturity of the Credit Agreement, we have the right to require that the lenders convert the outstanding principal amount, plus any PIK Interest and accrued and unpaid interest, of the Convertible Loan if the following conditions are met: (i) the average VWAP of our common stock on The Nasdaq Stock Market, or such other national securities exchange on which the shares of common stock are listed for trading, over 30 consecutive trading dates exceeds 115% of the then Conversion Price and (ii) there is no event of default under certain provisions of the Credit Agreement.

Under the First Amended Credit Agreement, the maturity date of the Credit Agreement was extended from July 2, 2024 to June 30, 2026.

On March 6, 2024, we entered into a Third Amendment to Credit Agreement and First Amendment to Security Agreement ("Third Amended Credit Agreement") with HHC $ Fund 2012 ("Heerema") (see Note 7 to the Consolidated Financial Statements – "Long-Term Debt"). Before entering into the Third Amended Credit Agreement, Heerema purchased the outstanding secured non-convertible term loans under the Credit Agreement ("Assignment"). In connection with the Assignment, the existing holders of both the Convertible Loan and non-convertible term loans consented to effectuate the Third Amended Credit Agreement in consideration of a consent fee in the aggregate amount of $479,845 payable in the form of our common stock (valued at $2.89 per share, or 166,036 shares), which was registered pursuant to an effective shelf registration statement on Form S-3 and a prospectus supplement thereunder. The Third Amended Credit Agreement provides, among other things, (a) a new tranche of senior secured convertible terms loans from Heerema in an aggregate principal amount of $20 million, having a maturity date of June 30, 2027 ("New Secured Convertible Debt"); (b) the aggregate principal amount of the secured non-convertible term loans acquired by Heerema has been increased from $20 million to $21.2 million and the applicable repayment fee in respect thereof has been eliminated; (c) the Convertible Loan existing prior to the Third Amended Credit Agreement, in an aggregate principal amount of approximately $16 million plus interest accruing thereon, has become unsecured; and (d) extension of the maturity date for the existing Convertible Loan and non-convertible loans to June 30, 2027.

The annual interest rate remains unchanged at 7.00%. Interest on $21.2 million of the remaining principal amount will be paid in cash. Interest on the New Secured Convertible Debt and existing Convertible Loan is paid in kind on a quarterly basis.

On October 27, 2025, we entered into the Lytton Credit Agreement, pursuant to which Lytton provided the first tranche of capital (the "Tribal Investment") for construction of the Mojave Groundwater Bank. Under the Lytton Credit Agreement, the Company at its election may draw, as an unsecured term loan, up to $51 million in one or more installments beginning on the Effective Date and ending April 30, 2027. The unsecured term loan bears interest at a fixed rate of 8% per annum, payable quarterly in arrears on March 31, June 30, September 30, and December 31 of each year. Interest may be paid in cash or, upon mutual agreement between us and Lytton, in shares of our common stock determined in accordance with the Lytton Credit Agreement. The Tribal Investment matures on April 30, 2031 ("Initial Maturity

Date") which may be extended to April 30, 2036 if any principal amount remains outstanding as of the Initial Maturity Date.

In connection with the Lytton Credit Agreement, the Company agreed to issue shares of its common stock to Lytton as follows:

- upon execution of the Lytton Credit Agreement, a commitment fee of 600,000 shares;
- on each funding date, a funding fee of 25,000 shares per $1 million of principal amount funded; and
- in the event the Tribal Investment is extended beyond the Initial Maturity Date, an extension fee of 800,000 shares.

At any time following the funding of the full $51 million Tribal Investment amount under the Lytton Credit Agreement, at Lytton's election, any outstanding principal and accrued interest of the Tribal Investment may be converted into a contractual right to receive a share of future cash flows from our water-storage rights (the "Storage Cash Flows Right"), which will entitle Lytton to receive 51% of the cash flows generated from our water-storage operations, provided that Lytton contributes the Storage Cash Flows Right to MWI, our special purpose entity formed to construct, own and operate the Mojave Groundwater Bank, in exchange for an ownership interest in MWI alongside other expected equity investors in MWI on the same economic terms.

The proceeds from the Tribal Investment will be used to fund the construction, development, ownership, operation, and other ongoing costs of the Mojave Groundwater Bank, and to reimburse our expenses related thereto. We made an initial draw of $15 million for reimbursement of Mojave Groundwater Bank project expenses and to support development activities in November 2025 and a second draw of $15 million in March 2026 (see Note 7 to the Consolidated Financial Statements – "Long-Term Debt").

Limitations on our liquidity and ability to raise capital may adversely affect us. Sufficient liquidity is critical to meet our resource development activities. To the extent additional capital is required, we may increase liquidity through a variety of means, including equity or debt placements, through the lease, sale or other disposition of assets or reductions in operating costs. If additional capital is required, no assurances can be given as to the availability and terms of any new financing.

As we continue to actively pursue our business strategy, additional financing will continue to be required (see "Outlook", below). The covenants in the Credit Agreement, as amended, do not prohibit our use of additional equity financing and allow us to retain 100% of the proceeds of any common equity financing. We do not expect the loan covenants to materially limit our ability to finance our water and agricultural development activities.

Cash Used for Operating Activities. Cash used for operating activities totaled $18.9 million for the year ended December 31, 2025, and $21.5 million for the year ended December 31, 2024. The cash was primarily used to fund general and administrative expenses related to our water development efforts, agricultural development efforts, and our ATEC business including increased working capital needs related to accounts receivable and inventory offset by increased accounts payable. The decrease in cash used in operating activities was primarily driven by a decrease in working capital needs at ATEC due to completion of the final shipment of the contracted 320 filters for the Central Utah Water Conservancy District's Vineyard Wellfield Groundwater Polishing Project during the second quarter of 2025.

Cash Used for Investing Activities. Cash used for investing activities in the year ended December 31, 2025, was $12.6 million, compared with $1.2 million for the year ended December 31, 2024. The cash used in 2025 was primarily related to securing an exclusive option to purchase up to 180 miles of steel pipeline intended to be used for the development of the Mojave Groundwater Bank for $5.0 million, conversion of wells from diesel to natural gas, Northern Pipeline inspection costs, and engineering design costs related to the Mojave Groundwater Bank project. The cash used in the 2024 period primarily related to the development cost for the planting of 125 additional acres of alfalfa.

Cash Provided by Financing Activities. Cash provided by financing activities totaled $25.4 million for the year ended December 31, 2025, compared with cash provided by financing activities of $35.5 million for the year ended December 31, 2024. Proceeds from the financing activities in the 2025 period primarily related to the issuance of shares under a direct offering and an initial $15 million borrowing under the Lytton Credit Agreement offset by the payment of the remaining deferred portion of the purchase price related to the ATEC acquisition. Proceeds from financing activities for the 2024 period primarily related to the issuance of long-term debt under the Third Amended Credit Agreement and to the issuance of shares under a direct offering.

(b)   Outlook

Short-Term Outlook. Proceeds from draws under the Lytton Credit Agreement, including the $15 million draw made in March 2026, together with cash on hand, provide us with sufficient funds to meet our short-term working capital needs. Our ATEC operations are expected to be funded using existing capital and cash profits generated from operations during 2026.

Long-Term Outlook. In the longer term, we may need to raise additional capital to finance working capital needs and capital expenditures (see "Current Financing Arrangements", above). Our future working capital needs will depend upon the specific measures we pursue in the entitlement and development of our water supply, storage, conveyance resources and other developments. Future capital expenditures will depend on the progress of the Mojave Groundwater Bank, including the funding of MWI, ATEC operational needs and any further expansion of our agricultural assets. Additionally, timing of reimbursement of development costs advanced related to the Mojave Groundwater Bank and the timing of receipt of funds for the anticipated transfer of assets into MWI will impact the need to raise additional capital.

We are evaluating the amount of cash needed, and the manner in which such cash will be raised, on an ongoing basis. We may meet any future cash requirements through a variety of means, including equity or debt placements, or through the sale or other disposition of assets. Equity placements would be undertaken only to the extent necessary, so as to minimize the dilutive effect of any such placements upon our existing stockholders. No assurances can be given, however, as to the availability or terms of any new financing. Limitations on our liquidity and ability to raise capital may adversely affect us. Sufficient liquidity is critical to meet our resource development activities.

(c)   Critical Accounting Estimates

As discussed in Note 2 to our Consolidated Financial Statements, "Summary of Significant Accounting Policies", the preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the accompanying consolidated financial statements and related footnotes. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements based on all relevant information available at the time and giving due consideration to materiality. However, application of these policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. Management has concluded that the following critical accounting policies described below affect the most significant judgments and estimates used in the preparation of the consolidated financial statements.

(1) Liquidity. Management assesses whether we have sufficient liquidity to fund our costs for the next twelve months from the financial statement issuance date. Management evaluates our liquidity to determine if there is a substantial doubt about our ability to continue as a going concern. In the preparation of this liquidity assessment, management applies judgement to estimate the significant assumptions related to our projected cash flows including the following: (i) projected cash outflows, (ii) projected cash inflows, (iii) categorization of expenditures as discretionary versus non-discretionary, and (iv) the ability to raise capital. The cash flow projections are based on known or planned cash requirements for operating costs as well as planned costs for project development.

Limitations on our liquidity and ability to raise capital may adversely affect it. Sufficient liquidity is critical to meet our activities. Although we currently expect our sources of capital to be sufficient to meet our near-term liquidity needs, there can be no assurance that our liquidity requirements will continue to be satisfied. If we cannot raise needed funds, we might be forced to make substantial reductions in our operating expenses, which could adversely affect our ability to implement our current business plan and ultimately impact our viability as a company.

(2) Goodwill. Business combinations are accounted for using the acquisition method, with the excess of the acquisition cost over the fair value of net tangible assets and identified intangible assets acquired considered goodwill. As a result, we disclose goodwill separately from other intangible assets. Our reporting units are composed of either a discrete business or an aggregation of businesses with similar economic characteristics.

We perform our annual impairment test of goodwill during the fourth quarter. Certain factors may cause us to perform an impairment test prior to the fourth quarter, including significant underperformance of a business relative to expected operating results, significant adverse economic and industry trends, significant decline in our market capitalization for an extended period of time relative to net book value, or a decision to divest a portion of a reporting unit. In performing impairment tests, we have the option to first assess qualitative factors to determine whether it is necessary to perform a quantitative assessment for goodwill impairment. If the qualitative assessment indicates that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value, we perform a quantitative assessment.

A quantitative assessment primarily consists of using the present value (discounted cash flow) method to determine the fair value of reporting units with goodwill. We compare the fair value of each reporting unit to its carrying amount, and, to the extent the carrying amount exceeds the unit's fair value, we recognize an impairment of goodwill for the excess up to the amount of goodwill of that reporting unit. In consultation with outside specialists, we estimate the fair value of our reporting units using various valuation techniques, with the primary technique being a discounted cash flow analysis. A discounted cash flow analysis requires us to make various assumptions about our reporting units, including their respective forecasted sales, operating margins and growth rates, as well as discount rates. Our assumptions about discount rates are based on the weighted average cost of capital for comparable companies. Our assumptions about sales, operating margins and growth rates are based on our forecasts, business plans, economic projections, anticipated future cash flows, and marketplace data. We also make assumptions for varying perpetual growth rates for periods beyond our long-term business plan period. We base our fair value estimates on projected financial information and assumptions that we believe are reasonable. However, actual future results may differ materially from these estimates and projections. The valuation methodology we use to estimate the fair value of reporting units requires inputs and assumptions that reflect current market conditions, as well as the impact of planned business and operational strategies that require management judgment. The estimated fair value could increase or decrease depending on changes in the inputs and assumptions.

In our annual impairment analysis in the fourth quarter of 2025, the goodwill of all reporting units in our water and land resources and water filtration technology reportable segments were tested utilizing a qualitative assessment. Based on this assessment, we determined that the fair values of these reporting units were more-likely-than-not greater than their respective carrying values. Therefore, the goodwill of our reporting units was not impaired.

(3) *Long-Lived Assets*. Property, plant and equipment, and water program assets are depreciated or amortized over their useful lives. Useful lives are based on management's estimates of the period over which the assets will generate revenue. Assets are placed into service when they are in a condition or state of readiness for a specifically assigned function on a regular and ongoing basis.

(d)   *New Accounting Pronouncements*

See Note 2 to the Consolidated Financial Statements, "Summary of Significant Accounting Policies".

ITEM 7A. Quantitative and Qualitative Disclosures about Market Risk

We are a smaller reporting company as defined by Reg. 240.12b-2 of the Securities and Exchange Act of 1934 and are not required to provide the information under this item.

ITEM 8. Financial Statements and Supplementary Data

The information required by this item is submitted in response to Part IV below. See the Index to Consolidated Financial Statements.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

ITEM 9A. Controls and Procedures

Disclosure Controls and Procedures

We have established disclosure controls and procedures to ensure that material information related to the Company, including its consolidated entities, is accumulated and communicated to senior management, including Chief Executive Officer (the "Principal Executive Officer") and Chief Financial Officer (the "Principal Financial Officer") and to our Board of Directors. Based on their evaluation as of December 31, 2025, our Principal Executive Officer and Principal Financial Officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) are effective to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and such information is accumulated and communicated to management, including the principal executive and principal financial officers as appropriate, to allow timely decisions regarding required disclosures.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Principal Executive Officer and Principal Financial Officer, we evaluated the effectiveness of our internal control over financial reporting based on the criteria in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under that framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Changes in Internal Control Over Financial Reporting

In connection with the evaluation required by paragraph (d) of Rule 13a-15 under the Exchange Act, there was no change identified in the Company's internal control over financial reporting that occurred during the last fiscal quarter ended December 31, 2025, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ITEM 9B. Other Information

Not applicable.

ITEM 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance

The information called for by this item is incorporated herein by reference to the definitive proxy statement involving the election of directors which we intend to file with the SEC pursuant to Regulation 14A under the Securities and Exchange Act of 1934 not later than 120 days after December 31, 2025.

ITEM 11. Executive Compensation

The information called for by this item is incorporated herein by reference to the definitive proxy statement involving the election of directors which we intend to file with the SEC pursuant to Regulation 14A under the Securities and Exchange Act of 1934 not later than 120 days after December 31, 2025.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information called for by this item is incorporated herein by reference to the definitive proxy statement involving the election of directors which we intend to file with the SEC pursuant to Regulation 14A under the Securities and Exchange Act of 1934 not later than 120 days after December 31, 2025.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

The information called for by this item is incorporated herein by reference to the definitive proxy statement involving the election of directors which we intend to file with the SEC pursuant to Regulation 14A under the Securities and Exchange Act of 1934 not later than 120 days after December 31, 2025.

ITEM 14. Principal Accounting Fees and Services

The information called for by this item is incorporated herein by reference to the definitive proxy statement involving the election of directors which we intend to file with the SEC pursuant to Regulation 14A under the Securities and Exchange Act of 1934 not later than 120 days after December 31, 2025.

PART IV

ITEM 15. Exhibits and Financial Statement Schedule

 1.   Financial Statements. See Index to Consolidated Financial Statements.

 2.   Financial Statement Schedule. See Index to Consolidated Financial Statements. ***

 3.   Exhibits.

The following exhibits are filed or incorporated by reference as part of this Form 10-K.

**3.1	Cadiz Certificate of Incorporation, as amended
**3.2	Cadiz Bylaws, as amended
**3.3	Certificate of Designation of Series 1 Preferred Stock of Cadiz Inc.
**3.4	Certificate of Designation of 8.875% Series A Cumulative Perpetual Preferred Stock of Cadiz Inc.
**4.1	Form of Senior Indenture
**4.2	Form of Subordinated Indenture
**4.3	Deposit Agreement, dated effective as of July 2, 2021, by and among the Company, Continental Stock Transfer & Trust Company, as depositary, and the holders of the depositary receipts issued thereunder
**4.4	Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934
**4.5	Common Stock Purchase Warrant dated as of March 6, 2024
**10.1	Limited Liability Company Agreement of Cadiz Real Estate LLC dated December 11, 2003
**10.2	Amendment No. 1, dated October 29, 2004, to Limited Liability Company Agreement of Cadiz Real Estate LLC
**10.3	Amendment No. 2 dated March 5, 2013, to Limited Liability Company Agreement of Cadiz Real Estate LLC
**10.4	Longitudinal Lease Agreement dated September 17, 2008, between Arizona & California Railroad Company and Cadiz Real Estate, LLC
†**10.5	2019 Equity Incentive Plan, as amended

**10.6   Form of Option Agreement with Santa Margarita Water District

**10.7   Option Agreement with Golden State Water Company dated June 25, 2010

**10.8   Key Terms for First Amendment to Option and Golden State Water Company's Conditional Exercise of its Option dated March 13, 2024

**10.9   Option Agreement with Suburban Water Systems dated October 4, 2010

**10.10   Option Agreement with California Water Service Company dated December 1, 2011

**10.11   Form of Memorandum of Understanding by and among Cadiz Inc., County of San Bernardino and Santa Margarita Water District

**10.12   First Amendment to the Memorandum of Understanding, dated November 2, 2023, by and among the Santa Margarita Water District, Cadiz Inc., Fenner Gap Mutual Water Company and San Bernardino County

**10.13   Water Purchase and Sale Agreement among Cadiz Inc., Cadiz Real Estate LLC, Fenner Valley Mutual Water Company and Santa Margarita Water District dated July 31, 2012

**10.14   Groundwater Management, Monitoring, and Mitigation Plan for the Cadiz Valley Groundwater Conservation, Recovery and Storage Project approved by the Santa Margarita Water District and the County of San Bernardino Board of Supervisors effective October 1, 2012

**10.15   Summary of Key Terms Between Antelope Valley – East Kern Water Agency and Fenner Gap Mutual Water Company dated May 24, 2023

**10.16   Agreement for the Delivery of Water Made Available by Cadiz Inc. and Fenner Gap Mutual Water Company to Public Water Systems, dated February 28, 2024, among Cadiz Inc., Cadiz Real Estate LLC, Fenner Gap Mutual Water Company and Fontana Water Company

**10.17   Term Sheet for the Delivery of Water Made Available by Cadiz Inc. and Fenner Gap Mutual Water Company to Santa Margarita Water District in the Northern Pipeline, dated February 28, 2024, among Cadiz Inc., Fenner Gap Mutual Water Company and Santa Margarita Water District

**10.18   Amendment for the Delivery of Water Made Available by Cadiz Inc. and Fenner Gap Mutual Water Company to Solomon Hills, dated April 18, 2024, among Cadiz Inc., Cadiz Real Estate LLC, Fenner Gap Mutual Water Company and Solstra Communities California LLC

**10.19   Track Utilization Agreement dated September 16, 2013, between Arizona & California Railroad Company and Cadiz Real Estate LLC

†**10.20 Amended and Restated Employment Agreement between Timothy J. Shaheen and Cadiz Inc. dated June 13, 2014

†**10.21 Amendment No. 1 to Amended and Restated Employment Agreement between Timothy J. Shaheen and Cadiz Inc. dated March 10, 2020

†**10.22 Amendment No. 2 to Amended and Restated Employment Agreement between Timothy J. Shaheen and Cadiz Inc. dated as of May 21, 2020

†**10.23 Employment Agreement between Cadiz Inc. and Stanley E. Speer dated as of May 21, 2020

**10.24 Form of Water Purchase and Sale Agreement, dated as of December 29, 2014, by and between Cadiz Inc. and San Luis Water District

**10.25 Amended and Restated Lease Agreement, dated as of February 8, 2016, by and among Cadiz Real Estate LLC, Cadiz Inc. and Fenner Valley Farm, LLC

**10.26 Purchase and Sale Agreement between El Paso Natural Gas Company, LLC, and Cadiz Inc. dated December 31, 2018

**10.27 First Amendment to Purchase and Sale Agreement dated February 3, 2020, by and between El Paso Natural Gas Company, LLC, a Delaware limited liability company and Cadiz Inc., a Delaware corporation

**10.28 Second Amendment to Purchase and Sale Agreement dated December 4, 2020, by and between El Paso Natural Gas Company, LLC, a Delaware limited liability company and Cadiz Inc., a Delaware corporation

**10.29 Credit Agreement, dated as of July 2, 2021, by and among Cadiz Inc. and Cadiz Real Estate LLC as borrowers, the lenders from time-to-time party thereto, and B. Riley Securities, Inc., as administrative agent

**10.30 First Amendment to Credit Agreement, dated as of February 2, 2023, by and among Cadiz Inc. and Cadiz Real Estate LLC as borrowers, the lenders from time to time party thereto, and B. Riley Securities, Inc. as administrative agent

**10.31 Second Amendment to Credit Agreement, dated as of August 14, 2023, by and among Cadiz Inc. and Cadiz Real Estate LLC as borrowers, the lenders from time-to-time party thereto, and B. Riley Securities, Inc. as administrative agent

**10.32 Third Amendment to Credit Agreement and First Amendment to Security Agreement, dated as of March 6, 2024, by and among Cadiz Inc., Cadiz Real Estate LLC, ATEC Water Systems, LLC and Octagon Partners LLC as borrowers, and the lenders party thereto

**10.33	Deed of Trust, Assignment of Leases and Rents, Security Agreement, Financing Statement and Fixture Filing, dated as of July 2, 2021
**10.34	First Amendment to Deed of Trust, Assignment of Leases and Rents, Securities Agreement, Financing Statement and Fixture Filing, dated as of February 2, 2023
†**10.35	Amended and Restated Employment Agreement between Cadiz Inc. and Susan P. Kennedy dated as of April 26, 2024
**10.36	Form of Board Observer and Nomination Right Agreement
**10.37	Amendment No. 1 to Board Observer and Nomination Right Agreement, dated as of March 6, 2024, by and between Cadiz Inc. and Heerema International Group Services S.A.
**10.38	Form of Underwriting Agreement
**10.39	Form of Registration Rights Agreement
**10.40	Form of Amendment No. 1 to Registration Rights Agreement
**10.41	Form of Amendment No. 2 to Registration Rights Agreement
**10.42	Amendment No. 3 to Registration Rights Agreement, dated as of March 6, 2024, by and between Cadiz Inc. and Heerema International Group Services S.A.
**10.43	Amended and Restated Limited Liability Company Agreement of ATEC Water Systems, LLC dated as of November 6, 2022
**10.44	Successor Agent and Amendment Agreement, dated as of July 23, 2024, by and among Cadiz Inc., Cadiz Real Estate LLC, ATEC Water Systems, LLC, Octagon Partners LLC, the other loan parties, the lenders thereto, B. Riley Securities, Inc and Alter Domus LLC
**10.45	Northern Pipeline Delivery Agreement, dated as of August 13, 2024, by and among Cadiz Inc., Cadiz Real Estate LLC, Fenner Gap Mutual Water Company and Cucamonga Valley Water District
†**10.46	Employment Agreement between Cadiz Inc. and Cathryn Rivera dated as of September 16, 2024
**10.47	Renewable Energy System Site Lease and Easement Agreement, dated October 21, 2024, between Cadiz Real Estate LLC and RIC Development, LLC

**10.48   Placement Agent Agreement, dated as of November 4, 2024, by and between the Company and B. Riley Securities, Inc.

**10.49   Purchase Option Agreement, dated November 10, 2024, by and among GMHR Acquisitions Co., LLC, LKM Industries Inc., North West Iron & Metal LLC and Cadiz Inc.

**10.50   Letter of Intent, dated November 21, 2024, by and between Lytton Rancheria of California and Cadiz Inc.

**10.51   Placement Agent Agreement, dated as of March 7, 2025, by and between the Company and Roth Capital Partners, LLC

**10.52   Credit Agreement, dated as of October 27, 2025, by and between the Company and Lytton Rancheria of California

**10.53   Memorandum of Understanding, effective as of September 25, 2025, among the Bureau of Reclamation, Fenner Valley Water Authority, and Fenner Gap Mutual Water Company

*19.1   Insider Trading Policy

*21.1   Subsidiaries of the Registrant

*23.1   Consent of Independent Registered Public Accounting Firm

*31.1   Certification of Susan Kennedy, Chief Executive Officer of Cadiz Inc. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*31.2   Certification of Stanley E. Speer, Chief Financial Officer and Secretary of Cadiz Inc. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*32.1   Certification of Susan Kennedy, Chief Executive Officer of Cadiz Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*32.2   Certification of Stanley E. Speer, Chief Financial Officer and Secretary of Cadiz Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*97.1   Cadiz Clawback and Forfeiture Policy

* 101.INS   Inline XBRL Instance Document

* 101.SCH   Inline XBRL Taxonomy Extension Schema

* 101.CAL   Inline XBRL Taxonomy Extension Calculation

* 101.DEF   Inline XBRL Extension Definition

* 101.LAB   Inline XBRL Taxonomy Extension Label

* 101.PRE   Inline XBRL Taxonomy Extension Presentation

104   Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

†   Management contract or compensatory plan or agreement.
*   Filed herewith.
**   Previously filed.
***   All financial statement schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto.

ITEM 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.


CADIZ INC.


By: /s/ Susan P. Kennedy
         Susan P. Kennedy,
         Chief Executive Officer

Date: March XX, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons in the capacities and on the dates indicated.

Name and Position	Date
/s/ Susan P. Kennedy Susan Kennedy, Chair and Chief Executive Officer (Principal Executive Officer)	March XX, 2026
/s/ Stanley E. Speer Stanley E. Speer, Chief Financial Officer (Principal Financial and Accounting Officer)	March XX, 2026
/s/ Stephen E. Courter Stephen E. Courter, Director	March XX, 2026
/s/ Maria Dreyfus Maria Dreyfus, Director	March XX, 2026
/s/ Maria Echaveste Maria Echaveste, Director	March XX, 2026
/s/ Winston H. Hickox Winston H. Hickox, Director	March XX, 2026
/s/ Barbara Lloyd Barbara Lloyd, Director	March XX, 2026
/s/ Kenneth Lombard Kenneth Lombard, Director	March XX, 2026
/s/ David O'Hara David O'Hara, Director	March XX, 2026
/s/ Richard Polanco Richard Polanco, Director	March XX, 2026

CADIZ INC. CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Cadiz Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cadiz Inc. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, of stockholders' equity and of cash flows for the years then ended, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for the Lytton Credit Agreement

As described in Notes 2 and 7 to the consolidated financial statements, on October 27, 2025, the Company entered into a definitive agreement (the "Lytton Credit Agreement") with Lytton Rancheria of California (Lytton), pursuant to which Lytton will provide the first tranche of capital (the "Tribal Investment") for construction of the Mojave Groundwater Bank. Under the Lytton Credit Agreement, the Company at its election may draw, as an unsecured term loan, up to $51 million in one or more installments ending April 30, 2027. The Tribal Investment matures on April 30, 2031 ("Initial Maturity Date"), which may be extended to April 30, 2036. In connection with the Lytton Credit Agreement, the Company agreed to issue shares of its common stock to Lytton upon execution of the Lytton Credit Agreement, on each funding date, and in the event the Tribal Investment is extended beyond the Initial Maturity Date. Management has evaluated whether the contracts to issue the Company's common stock to secure funding should be classified as equity or a derivative liability. The Company's obligation to deliver variable funding fee shares depending on the amount drawn on the facility by the Company was determined to be an equity contract and this obligation was recognized as a derivative liability of $7 million as of October 27, 2025.

The principal considerations for our determination that performing procedures relating to the accounting for the Lytton Credit Agreement is a critical audit matter are a high degree of auditor effort in performing procedures and evaluating audit evidence related to the Company's accounting for the Lytton Credit Agreement.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) obtaining and evaluating the executed Lytton Credit Agreement; (ii) evaluating management's assessment relating to the determination of whether to account for the contracts to issue the Company's common stock to secure funding as equity or a derivative liability based on the terms and conditions of the Lytton Credit Agreement; and (iii) evaluating the sufficiency of the Company's disclosures in the consolidated financial statements.

/s/ PricewaterhouseCoopers LLP
Los Angeles, California
March 31, 2026

We have served as the Company's auditor since at least 1995. We have not been able to determine the specific year we began serving as auditor of the Company.

CADIZ INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except per share data)	December 31, 2025	December 31, 2024
Total revenues	$ 16,313	$ 9,608
Costs and expenses:		
Cost of Sales	11,163	7,298
General and administrative	29,484	24,345
Depreciation	1,264	1,214
Total costs and expenses	41,911	32,857
Operating loss	(25,598)	(23,249)
Interest expense, net	(8,580)	(7,880)
Gain on derivative liability	38	-
Loss before income taxes	(34,140)	(31,129)
Income tax expense	(11)	(11)
Net loss and comprehensive loss	$ (34,151)	$ (31,140)
Less: Preferred stock dividend requirements	$ 5,083	5,106
Net loss and comprehensive loss applicable to common stock	$ (39,234)	$ (36,246)
Basic and diluted net loss per common share	$ (0.48)	$ (0.53)
Basic and diluted weighted-average shares outstanding	81,064	68,847

See accompanying notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

($ in thousands, except per share data)

	December 31,	
	2025	**2024**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 8,599	$ 17,292
Accounts receivable	5,613	4,586
Inventories	1,138	3,020
Prepaid expenses and other current assets	701	888
Total current assets	16,051	25,786
Property, plant, equipment and water programs, net	95,384	88,362
Long-term deposit/prepaid expenses	420	420
Goodwill	5,714	5,714
Right-of-use asset	3,394	3,746
Long-term restricted cash	2,759	134
Other assets	17,192	10,332
Total assets	$ 140,914	$ 134,494
LIABILITIES AND STOCKHOLD'RS' EQUITY		
Current liabilities:		
Accounts payable	$ 3,783	$ 2,261
Accrued liabilities	2,370	7,997
Current portion of long-term debt	51	120
Derivative liabilities	5,050	-
Dividend payable	1,265	1,288
Contingent consideration liabilities	-	1,200
Short-term deferred revenue	305	1,226
Operating lease liabilities	364	314
Total current liabilities	13,188	14,406
Long-term debt, net	72,705	56,708
Long-term lease obligations with related party, net	27,967	25,275
Long-term operating lease liabilities	3,122	3,473
Long-term deferred revenue	625	625
Other long-term liabilities	51	46
Total liabilities	117,658	100,533
Stockholders' equity:		
Preferred stock - $.01 par value, 100,000 shares authorized at December 31, 2025, and December 31, 2024; shares issued and outstanding – 329 at December 31, 2025 and December 31, 2024	1	1
8.875% Series A cumulative, perpetual preferred stock - $.01 par value; 7,500 shares authorized at December 31, 2025, and December 31, 2024; shares issued and outstanding – 2,300 at December 31, 2025 and December 31, 2024	1	1
Common stock - $0.01 par value; 100,000,000 shares authorized at December 31, 2025 and December 31, 2024; shares issued and outstanding: 83,213,589 at December 31, 2025, and 75,353,889 at December 31, 2024	830	752
Additional paid-in capital	714,616	709,303
Accumulated deficit	(692,192)	(676,096)
Total stockholders' equity	23,256	33,961
Total liabilities and stockholders' equity	$ 140,914	$ 134,494

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)	For the Year Ended December 31,	
	2025	2024
Cash flows from operating activities:		
Net loss	$ (34,151)	$ (31,140)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	1,264	1,214
Amortization of debt discount and issuance costs	1,595	1,316
Amortization of right-of-use asset	352	163
Interest expense added to loan principal	2,796	2,360
Interest expense added to lease liability	2,667	2,373
Finance expense	141	307
Compensation charge for stock and share option awards	5,299	4,605
Unrealized gain on derivative liabilities	(38)	-
Changes in operating assets and liabilities:		
Accounts receivable	(1,021)	(3,682)
Inventories	1,882	(914)
Prepaid expenses and other current assets	187	(380)
Other assets	1,129	106
Accounts payable	765	(392)
Lease liabilities	(301)	(136)
Deferred revenue	(921)	853
Other accrued liabilities	(575)	1,815
Net cash used in operating activities	(18,930)	(21,532)
Cash flows from investing activities:		
Additions to property, plant and equipment and water programs	(7,576)	(934)
Payment for contingent consideration liabilities	-	(250)
Additions to deposits for asset purchase options	(5,000)	-
Net cash used in investing activities	(12,576)	(1,184)
Cash flows from financing activities:		
Net proceeds from issuance of common stock	18,335	22,135
Dividend payment	(5,106)	(5,106)
Proceeds from the issuance of long-term debt	15,000	20,000
Issuance costs of long-term debt	(1,231)	(1,294)
Principal payments on long-term debt	(127)	(177)
Payment for contingent consideration liabilities	(1,200)	-
Taxes paid related to net share settlement of equity awards	(233)	(52)
Net cash provided by financing activities	25,438	35,506
Net (decrease) increase in cash, cash equivalents and restricted cash	(6,068)	12,790
Cash, cash equivalents and restricted cash, beginning of period	17,426	4,636
Cash, cash equivalents and restricted cash, end of period	$ 11,358	$ 17,426

See accompanying notes to the consolidated financial statements.

CADIZ INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

($ in thousands, except per share data)

	Common Stock		Preferred Stock		8.875% Series A Cumulative Perpetual Preferred Stock		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance as of December 31, 2023	66,710,795	$ 665	329	$ 1	2,300	$ 1	$ 679,150	$ (639,850)	$ 39,967
Issuance of shares pursuant to direct offerings	7,000,000	70	-	-	-	-	22,065	-	22,135
Dividends paid and declared on 8.875% series A cumulative perpetual preferred shares ($2,220 per share)	-	-	-	-	-	-	-	(5,106)	(5,106)
Issuance of warrants	-	-	-	-	-	-	887	-	887
Issuance of shares to lenders	166,036	1	-	-	-	-	480	-	481
Issuance of shares to consultants	100,000	1	-	-	-	-	256	-	257
Capitalization of gain on extinguishment of debt	-	-	-	-	-	-	1,928	-	1,928
Stock-based compensation expense, net of taxes	1,377,058	15	-	-	-	-	4,537	-	4,552
Net loss and comprehensive loss	-	-	-	-	-	-	-	(31,140)	(31,140)
Balance as of December 31, 2024	75,353,889	$ 752	329	$ 1	2,300	$ 1	$ 709,303	$ (676,096)	$ 33,961
Issuance of shares pursuant to direct offerings	5,715,000	57	-	-	-	-	18,278	-	18,335
Dividends paid and declared on 8.875% series A cumulative perpetual preferred shares ($2,210 per share)	-	-	-	-	-	-	(3,818)	(1,265)	(5,083)
Reclassification of dividends paid on 8.875% series A cumulative perpetual preferred shares	-	-	-	-	-	-	(19,320)	19,320	-
Issuance of shares to lenders	975,000	9	-	-	-	-	5,119	-	5,128
Stock-based compensation expense, net of taxes	1,169,700	12	-	-	-	-	5,054	-	5,066
Net loss and comprehensive loss	-	-	-	-	-	-	-	(34,151)	(34,151)
Balance as of December 31, 2025	83,213,589	$ 830	329	$ 1	2,300	$ 1	$ 714,616	$ (692,192)	$ 23,256

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – BUSINESS

Cadiz Inc. ("Cadiz or the "Company") is a water solutions provider with a unique combination of land, water, pipeline and water filtration technology assets strategically located in Southern California between major water systems serving population centers in the Southwestern United States. The Company's portfolio of assets includes 2.5 million acre-feet of permitted water supply, 220 miles of existing, buried pipeline, 1 million acre-feet of groundwater storage capacity, and versatile, scalable, and cost-effective water filtration technology. The Company provides products and services to public water systems, government agencies and commercial clients that address the emerging threat of water scarcity and affordability in a region of the world facing severe challenges from climate change.

The Company owns approximately 46,000 acres of land with high-quality, naturally-recharging groundwater resources in Southern California's Mojave Desert ("Cadiz Property"). Land holdings with vested water rights were assembled by the Company's founders in the early 1980s, relying on NASA imagery that identified a significant desert aquifer system at the base of a vast Southern California watershed.

Since its founding in 1983, the Company has developed its land assets in California for sustainable farming and groundwater management, and in recent years, has invested in wellfield and pipeline infrastructure as well as water filtration technology that will enable the Company to play a critical role in serving the needs of people and communities that lack access to clean, reliable and affordable water.

The Company's supply, storage and pipeline assets are located in a remote area of eastern San Bernardino County that sits at the crossroads of major highway, rail, energy, and water infrastructure between California's primary water supply systems, the Colorado River Basin and the State Water Project. As a result, the Company's groundwater storage project (the "Mojave Groundwater Bank") is well positioned to assist public water agencies in storing and managing unpredictable water supplies and provide reliable, affordable water supplies to chronically underserved areas of California.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Consolidated Financial Statements of the Company have been prepared on a going concern basis, which contemplates the continuity of operations, the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company incurred a net loss and comprehensive loss of $34.2 million and $31.1 million for the years ended December 31, 2025 and 2024, respectively. The Company had working capital of $2.9 million at December 31, 2025 and used cash in operating activities of $18.9 million for the year ended December 31, 2025. The higher loss in 2025 was primarily due to increased professional fees incurred in advancing the development of the Mojave Groundwater Bank offset by improved profitability from ATEC Water Systems, LLC ("ATEC") driven by increased filter sales.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Cash requirements during the year ended December 31, 2025, primarily reflect certain operating and administrative costs related to the Company's land, water, infrastructure and technology assets for water solutions including the Mojave Groundwater Bank, agricultural operations and water filtration business. The Company's present activities are focused on the development of its assets in ways that meet an urgent need for groundwater storage capacity in Southern California and growing demand for affordable, reliable, long-term water supplies that provide water security against inevitable drought periods in the Southwestern United States.

On March 6, 2024, the Company entered into a Third Amendment to Credit Agreement and First Amendment to Security Agreement ("Third Amended Credit Agreement") with HHC $ Fund 2012 ("Heerema"). The Third Amended Credit Agreement provides, among other things, (a) a new tranche of senior secured convertible terms loans from Heerema in an aggregate principal amount of $20 million, having a maturity date of June 30, 2027 ("New Secured Convertible Debt"); (b) the aggregate principal amount of the secured non-convertible term loans acquired by Heerema has been increased from $20 million to $21.2 million and the applicable repayment fee in respect thereof has been eliminated; (c) the Convertible Loan existing prior to the Third Amended Credit Agreement, in an aggregate principal amount of approximately $16 million plus interest accruing thereon, has become unsecured; and (d) extension of the maturity date for the existing Convertible Loan and non-convertible loans to June 30, 2027 (see Note 7 – "Long-Term Debt", below).

On November 5, 2024, the Company completed the sale and issuance of 7,000,000 shares of its common stock to certain institutional investors in a registered direct offering. The shares of common stock were sold at a purchase price of $3.34 per share, for aggregate gross proceeds of $23.4 million and aggregate net proceeds of approximately $22.1 million.

On March 7, 2025, the Company completed the sale and issuance of 5,715,000 shares of its common stock to certain institutional investors in a registered direct offering. The shares of common stock were sold at a purchase price of $3.50 per share, for aggregate gross proceeds of approximately $20.0 million and aggregate net proceeds of approximately $18.3 million.

On October 27, 2025, the Company entered into a definitive agreement (the "Lytton Credit Agreement") with Lytton Rancheria of California, a federally recognized Native American tribe ("Lytton"), pursuant to which Lytton will provide the first tranche of capital (the "Tribal Investment") for construction of the Mojave Groundwater Bank. Under the Lytton Credit Agreement, the Company at its election may draw, as an unsecured term loan, up to $51 million in one or more installments prior to April 30, 2027 (see Note 7 - "Long-Term Debt", below). Under the Lytton Credit Agreement, the proceeds from the Tribal Investment will be used by the Company to fund the construction, development, ownership, operation, and other ongoing costs of the Mojave Groundwater Bank, and to reimburse the Company's expenses related thereto. On November 4, 2025, the company made an initial draw of $15 million for reimbursement of Mojave Groundwater Bank project expenses and to support development activities. A second draw of $15 million was completed in March 2026.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company may meet its debt and working capital requirements through a variety of means, including extension, refinancing, equity placements, the sale or other disposition of assets, or reductions in operating costs. The covenants in the senior secured debt do not prohibit the Company's use of additional equity financing and allow the Company to retain 100% of the proceeds of any common equity financing. The Company does not expect the loan covenants to materially limit its ability to finance its Mojave Groundwater Bank, agricultural operations and water filtration business activities.

Management assesses whether the Company has sufficient liquidity to fund its costs for the next twelve months from the financial statement issuance date. Management evaluates the Company's liquidity to determine if there is a substantial doubt about the Company's ability to continue as a going concern. In the preparation of this liquidity assessment, management applies judgment to estimate the significant assumptions related to the projected cash flows of the Company including the following: (i) projected cash outflows, (ii) projected cash inflows, (iii) categorization of expenditures as discretionary versus non-discretionary and (iv) the ability to raise capital. The cash flow projections are based on known or planned cash requirements for operating costs as well as planned costs for project development.

Limitations on the Company's liquidity and ability to raise capital may adversely affect it. Sufficient liquidity is critical to meet the Company's resource development activities. Although the Company currently expects its sources of capital to be sufficient to meet its near-term liquidity needs, there can be no assurance that its liquidity requirements will continue to be satisfied. If the Company cannot raise needed funds, it might be forced to make substantial reductions in its operating expenses, which could adversely affect its ability to implement its current business plan and ultimately impact its viability as a company.

Principles of Consolidation

The consolidated financial statements include the accounts of Cadiz Inc. and all subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In preparing these financial statements, management has made estimates with regard to goodwill and other long-lived assets, stock compensation and deferred tax assets. Actual results could differ from those estimates.

Segment Reporting

The Company currently operates in two reportable segments based upon its organizational structure and the way in which its operations are managed and evaluated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company's largest segment is Land and Water Resources, which comprises all activities regarding its properties in the eastern Mojave Desert including pre-revenue development of the Mojave Groundwater Bank (supply, storage and conveyance), and agricultural operations. The Company's second operating segment is its Water Filtration Technology business, ATEC, which provides innovative water filtration solutions for impaired or contaminated groundwater sources. The Chief Operating Decision-Maker for our Land and Water Resources segment is the Chief Executive Officer of Cadiz Inc. and for the Water Filtration Technology segment is the Chief Executive Officer of ATEC.

There were no intersegment sales during the years ended December 31, 2025 and 2024.

Revenue Recognition

The Company's revenue is currently derived from sales of water filtration systems by ATEC, sales of farm crops, and rental revenue from its agricultural lease. The Company recognizes revenue by following the five-step model under ASC 606 to achieve the core principle that an entity recognizes revenue to depict the transfer of goods or services to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Sales of farm crops are recognized when product is shipped to customers at Cadiz Ranch, and sales at ATEC are recognized in accordance with the customer contract which generally occurs when filters are delivered to the customer. $1.2 million of deferred revenue recorded as of December 31, 2024, was recognized as revenue during the year ended December 31, 2025.

Stock-Based Compensation

General and administrative expenses include $5.3 million and $4.6 million of stock-based compensation expenses in the years ended December 31, 2025 and 2024, respectively.

Stock-based compensation is generally based upon grants of stock awards, performance stock units ("PSU") and restricted stock units ("RSU") to its employees and consultants under the 2019 Equity Incentive Plan, as amended. For stock awards, PSUs or RSUs granted, the Company determines the fair value of the stock award, PSUs or RSUs at the date of the grant and recognizes the compensation expense over the vesting period. For PSUs or RSUs which vest upon completion of certain milestones, the fair value of the PSU or RSU is recognized when it is probable that the milestone will be achieved.

Net Loss Per Common Share

Basic net loss per share is computed by dividing the net loss and comprehensive loss applicable to common stock by the weighted-average common shares outstanding. Restricted and performance stock units, convertible debt, convertible preferred shares and warrants were not considered in the computation of net loss per share because their inclusion would have been antidilutive. Had these instruments been included, the fully diluted weighted average shares outstanding would have increased by approximately

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10,802,000 shares and 9,861,000 shares for the years ended December 31, 2025 and 2024, respectively.

Property, Plant, Equipment and Water Programs

Property, plant, equipment and water programs are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally five to forty-five years for land improvements and buildings, and five to fifteen years for machinery and equipment. Leasehold improvements are amortized over the shorter of the term of the relevant lease agreement or the estimated useful life of the asset.

Water rights, storage and supply programs are stated at cost. Certain costs directly attributable to the development of such programs have been capitalized by the Company. These costs, which are expected to be recovered through future revenues, consist of direct labor, drilling costs, consulting fees for various engineering, hydrological, environmental and additional feasibility studies, and other professional and legal fees. The Company has not commenced depreciation of these assets as they are not yet in service as the Mojave Groundwater Bank is not operating. While interest on borrowed funds is currently expensed, interest costs related to the construction of water project facilities is capitalized at the time construction of these facilities commences. During the fourth quarter of 2025, the Company began capitalizing interest related to the Mojave Groundwater Bank which totaled $75 thousand.

Goodwill and Other Intangibles Resulting from Business Acquisitions

As a result of a merger in May 1988 between two companies which eventually became known as Cadiz Inc., goodwill in the amount of $7,006,000 was recorded. Approximately $3,193,000 of this amount was amortized prior to the adoption of Accounting Standards Codification 350, "Intangibles – Goodwill and Other" ("ASC 350") on January 1, 2002. In addition, as a result of the ATEC acquisition, tax deductible goodwill in the amount of $1.9 million was recorded in November 2022. Since the adoption of ASC 350, there have been no goodwill impairments recorded. The reporting units to which $5.7 million of goodwill is allocated had a positive carrying amount on December 31, 2025 and 2024.

The Company accounts for business combinations using the acquisition method, with the excess of the acquisition cost over the fair value of net tangible assets and identified intangible assets acquired considered goodwill. As a result, the Company discloses goodwill separately from other intangible assets. Other identifiable intangibles related to the ATEC acquisition included non-compete agreements. Contingent consideration arrangements are initially recorded based on management's best estimate of the amount of contingent consideration that will be realized. Changes in fair value of contingent consideration that are not measurement period adjustments are recognized in earnings.

Impairment of Goodwill and Long-Lived Assets

The Company assesses long-lived assets, excluding goodwill, for recoverability whenever events or changes in circumstances indicate that their carrying value may not be recoverable through the estimated undiscounted future cash flows resulting from the use of the assets. If it is determined that the carrying value of long-lived assets may not be recoverable, the potential impairment charge is measured by using the projected discounted cash-flow method. No impairment charge was recorded during the current fiscal year.

The Company performs an annual impairment test to identify potential goodwill impairment and measure the amount of a goodwill impairment loss to be recognized (if any). In performing the impairment test, the Company has the option to first assess qualitative factors to determine whether it is necessary to perform a quantitative assessment for goodwill impairment. If the qualitative assessment indicates that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying value, the Company performs a quantitative assessment.

This impairment assessment is performed at least annually in the fourth quarter. An impairment loss will be recognized for the amount by which the reporting unit's carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill in that reporting unit. The Company uses the market approach to assess impairment for the Land and Water Resources reporting unit, as its common stock price is an important component of the fair value calculation. If the Company's stock price experiences price declines, this will impact the fair value of the reporting unit and could lead to potential impairment charges in future periods. Accordingly, no assurances can be given that the Company will not record an impairment loss on goodwill in the future. The Company uses the income approach to assess impairment for the Water Filtration Technology reporting unit.

In the Company's annual impairment analysis for the fourth quarter 2025, the goodwill was evaluated utilizing a qualitative assessment. Based on this assessment, the Company determined that the fair value of the reporting units was more-likely-than-not greater than its respective carrying value; therefore, no impairment charge was recorded during the current fiscal year.

Debt Discount

Debt discount created upon the issuance of debt is deferred and amortized over the life of the related loan using the effective interest method and is presented as a reduction of long-term debt. The Company recorded $8.0 million of debt discount for the year ended December 31, 2025, and $4.7 million for the year ended December 31, 2024. Amortization of debt discounts is included in interest expense on the Consolidated Statement of Operations.

Income Taxes

Income taxes are provided for using an asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities at the applicable enacted tax rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Fair Value of Financial Instruments

Financial assets with carrying values approximating fair value include cash and cash equivalents and accounts receivable. Financial liabilities with carrying values approximating fair value include accounts payable and accrued liabilities due to their short-term nature. The carrying value of the Company's secured debt approximates fair value, based on interest rates available to the Company for debt with similar terms. See Note 7 – "Long-Term Debt" for discussion of fair value of debt.

Supplemental Cash Flow Information

During the year ended December 31, 2025, approximately $1.7 million in interest payments on the Company's debt was paid in cash. There are no scheduled principal payments due on the Current Senior Secured Debt (see Note 7 – "Long-Term Debt") prior to its maturity.

At December 31, 2025, accruals for cash dividends payable on the Series A Preferred Stock were $1.27 million (see Note 9 – "Common and Preferred Stock"). The cash dividends were paid on January 15, 2026.

At December 31, 2025, accruals for capitalized costs related to the Mojave Groundwater Bank included in property, plant and equipment and water programs were approximately $2.5 million and are expected to be paid in 2026.

During the year ended December 31, 2025, the Company issued 975,000 shares of its common stock in conjunction with the execution and the initial draw of $15 million under the Lytton Credit Agreement. The value of these shares issued totaling $5,128 was booked as a non-cash debt discount and will be amortized into interest expense over the remaining term of the loan (see Note 7 – "Long-term Debt").

The balance of cash, cash equivalents, and restricted cash as shown in the consolidated statements of cash flows is comprised of the following:

Cash, Cash Equivalents and Restricted Cash	December 31, 2025	December 31, 2024
(in thousands)		
Cash and Cash Equivalents	$ 8,599	$ 17,292
Long-Term Restricted Cash	2,759	134
Cash, Cash Equivalents and Restricted Cash in the Consolidated Statement of Cash Flows	$ 11,358	$ 17,426

The restricted cash amounts primarily represented funds deposited into a segregated account as cash collateral supporting a letter of credit issued by the Company related to a performance and reclamation bond for the Northern Pipeline.

Cash payments for income taxes were $11 thousand for each of the years ended December 31, 2025 and 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Recent Accounting Pronouncements

Accounting Guidance Not Yet Adopted

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40)("ASU 2024-03"). ASU 2024-03 which requires disaggregated disclosures of income statement expenses for public business entities. ASU 2024-03 is effective for fiscal years beginning after December 15, 2025, and for interim reporting periods that begin after December 15, 2027. The Company is currently assessing this new guidance and expect this standard will not have a material impact on the consolidated financial statements.

Accounting Guidance Adopted

In November 2023, the Financial Account Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. ASU 2023-07, Segment Reporting (Topic 280)("ASU 2023-07"). ASU 2023-07 modifies the disclosure and presentation requirements of reportable segments. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within those financial years beginning after December 15, 2024, with early adoption permitted. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. The adoption of this new standard as of December 31, 2024 had no material impact on the Company's consolidated financial statements.

In December 2023, the Financial Account Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-09, Income Taxes (Topic 740)("ASU 2023-09"). ASU 2023-09 expands disclosures in an entity's income tax rate reconciliation table and disclosures regarding cash tax paid in the U.S. and foreign jurisdictions. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. The adoption of this new standard as of January 1, 2025, had no material impact on the Company's consolidated financial statements.

NOTE 3 – REPORTABLE SEGMENTS

We evaluate our performance based on segment operating (loss). Interest expense, income tax expense and losses related to equity method investments are excluded from the computation of operating (loss) for the segments. Segment net revenue, segment operating expenses and segment operating (loss) information consisted of the following for the years ended December 31, 2025 and 2024:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Twelve Months Ended December 31, 2025		
(in thousands)	Land and Water Resources	Water Filtration Technology	Total
Revenues	$ 1,835	$ 14,478	$ 16,313
Costs and expenses:			
Cost of sales	3,687	7,476	11,163
General and administrative	25,013	4,471	29,484
Depreciation	1,228	36	1,264
Total costs and expenses	29,928	11,983	41,911
Operating income (loss)	$ (28,093)	$ 2,495	$ (25,598)

	Twelve Months Ended December 31, 2024		
(in thousands)	Land and Water Resources	Water Filtration Technology	Total
Revenues	$ 1,708	$ 7,900	$ 9,608
Costs and expenses:			
Cost of sales	2,984	4,314	7,298
General and administrative	22,525	1,820	24,345
Depreciation	1,159	55	1,214
Total costs and expenses	26,668	6,189	32,857
Operating income (loss)	$ (24,960)	$ 1,711	$ (23,249)

Assets by operating segment, inclusive of goodwill, are as follows (dollars in thousands):

	December 31, 2025	December 31, 2024
Operating Segment:		
Water and Land Resources	$ 130,900	$ 123,786
Water Filtration Technology	10,014	10,708
	$ 140,914	$ 134,494

Goodwill by operating segment is as follows (dollars in thousands):

	December 31, 2025	December 31, 2024
Operating Segment:		
Water and Land Resources	$ 3,813	$ 3,813
Water Filtration Technology	1,901	1,901
	$ 5,714	$ 5,714

Property, plant, equipment and water programs consist of the following (dollars in thousands):

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

| | December 31, 2025 | |
	Water and Land Resources	Water Filtration Technology
Land and land improvements	$ 39,211	$ -
Water programs	32,023	-
Pipeline	22,106	-
Buildings	1,805	-
Leasehold improvements, furniture and fixtures	1,616	7
Machinery and equipment	4,032	395
Construction in progress	5,940	78
	106,733	480
Less accumulated depreciation	(11,625)	(204)
	$ 95,108	$ 276

| | December 31, 2024 | |
	Water and Land Resources	Water Filtration Technology
Land and land improvements	$ 33,069	$ -
Water programs	29,383	-
Pipeline	22,100	-
Buildings	1,805	-
Leasehold improvements, furniture and fixtures	1,605	4
Machinery and equipment	3,870	247
Construction in progress	6,851	6
	98,683	257
Less accumulated depreciation	(10,397)	(181)
	$ 88,286	$ 76

NOTE 4 – PROPERTY, PLANT, EQUIPMENT AND WATER PROGRAMS

Property, plant, equipment and water programs consist of the following (dollars in thousands):

| | December 31, | |
	2025	2024
Land and land improvements	$ 39,211	$ 33,069
Water programs	32,023	29,383
Pipeline	22,106	22,100
Buildings	1,805	1,805
Leasehold improvements, furniture and fixtures	1,623	1,609
Machinery and equipment	4,427	4,117
Construction in progress	6,018	6,857
	107,213	98,940
Less accumulated depreciation	(11,829)	(10,578)
	$ 95,384	$ 88,362

Land and land improvements primarily include land acquisitions, well development, irrigation systems and other related land infrastructure. Water programs primarily include costs directly attributable to the Company's water project development efforts, including consulting fees for various engineering, hydrological, environmental and additional feasibility studies, and other professional and legal fees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

During the year ended December 31, 2025, $6.1 million of construction in progress was placed into service, which included the conversion of the Company's diesel operated agricultural wells to natural gas to reduce emissions.

Depreciation expense on land improvements, buildings, leasehold improvements, machinery and equipment and furniture and fixtures was $1.3 million and $1.2 million for the years ended December 31, 2025 and 2024, respectively.

NOTE 5 – OTHER ASSETS

Other assets include the following (dollars in thousands):

| | December 31, | |
	2025	2024
Prepaid rent	$ 4,137	$ 4,252
Pipeline purchase option	5,000	5,000
Deferred finance costs	3,040	-
Loan commitment asset	4,949	-
Deposits and other	66	1,080
	$ 17,192	$ 10,332

Prepaid rent primarily consists of fees incurred to obtain the rights-of-way for the Mojave Groundwater Bank. Amortization of prepaid rent was approximately $115,000 for each of the years ended December 31, 2025 and 2024.

NOTE 6 – ACCRUED LIABILITIES

At December 31, 2025 and 2024 accrued liabilities consist of the following (dollars in thousands):

| | December 31, | |
	2025	2024
Payroll, bonus, and benefits	$ 523	$ 110
Legal and consulting	221	1,444
Water project, pipeline development and well development	283	559
Pipeline purchase option	-	5,000
Commission expense	490	-
Other accrued expenses	853	884
	$ 2,370	$ 7,997

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – LONG-TERM DEBT

At December 31, 2025 and 2024, the carrying amount of the Company's outstanding debt is summarized as follows (dollars in thousands):

	December 31,	
	2025	**2024**
Senior secured debt	$ 21,200	$ 21,200
Interest rate of 7% per annum		
Unsecured debt		
Interest rate of 8% per annum	15,000	-
Convertible note instrument	42,055	39,259
Interest rate of 7% per annum		
Other loans	51	171
Debt discount and debt issuance costs, net of accumulated accretion	(5,550)	(3,802)
Total outstanding long-term debt	72,756	56,828
Less current portion	51	120
Total outstanding debt	$ 72,705	$ 56,708

The carrying value of the Company's senior secured debt and the Company's convertible note instrument approximates fair value. The effective interest rate on the Company's debt was 12.1% for the year ended December 31, 2025.

Pursuant to the Company's loan agreements, annual maturities of long-term debt outstanding on December 31, 2025, are as follows:

Year Ending December 31	($ in thousands)
2026	$ 51
2027	63,255
2028	-
2029	-
2030+	15,000
Total	$ 78,306

On July 2, 2021, the Company entered into a $50 million senior secured credit agreement ("Credit Agreement") with Lenders and B. Riley Securities ("BRS"), as administrative agent for the Lenders ("Current Senior Secured Debt"). Interest is paid quarterly at a rate of seven percent per annum. The obligations under the Current Senior Secured Debt are secured by substantially all of the Company's assets on a first-priority basis. In connection with any repayment or prepayment of the debt, the Company is required to pay a repayment fee equal to the principal amount being repaid or prepaid, multiplied by 6.0%. At any time, the Company will be permitted to prepay the principal of the debt, in whole or in part, provided that such prepayment is accompanied by any accrued interest on such principal amount being prepaid plus the applicable repayment fee described above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On February 2, 2023, the Company entered into a First Amendment to Credit Agreement to amend certain provisions of the Credit Agreement ("First Amended Credit Agreement"). In connection with the First Amended Credit Agreement, the Company repaid $15 million of the Senior Secured Debt together with fees and interest required to be paid in connection with such repayment under the Credit Agreement. Under the First Amended Credit Agreement, the lenders have a right to convert up to $15 million of outstanding principal, plus any PIK interest and any accrued and unpaid interest (the "Convertible Loan") into shares of the Company's common stock at a conversion price of $4.80 per share (the "Conversion Price"). Additionally, the maturity date of the Credit Agreement was extended from July 2, 2024 to June 30, 2026. The annual interest rate remains unchanged at 7.00%. Interest on $20 million of the principal amount will be paid in cash. Interest on the $15 million principal amount of the Convertible Loan will be paid in kind on a quarterly basis by adding such amount to the outstanding principal amount of the outstanding Convertible Loan. The amendment was recorded as a debt extinguishment.

On March 6, 2024, the Company entered into the Third Amended Credit Agreement. Before entering into the Third Amended Credit Agreement, Heerema purchased the outstanding secured non-convertible term loans under the Credit Agreement ("Assignment") at a discount on behalf of the Company. The Assignment was considered a debt extinguishment resulting in a gain of $1.9 million recorded as additional paid-in-capital as Heerema is a significant shareholder of the Company. The acquired secured non-convertible term loans were issued to Heerema at a discount which is being amortized over the term of the non-convertible term loan. In connection with the Assignment, the existing holders of both the Convertible Loan and non-convertible term loans consented to effectuate the Third Amended Credit Agreement in consideration of a consent fee in the aggregate amount of $479,845 payable in the form of the Company's registered common stock (valued at $2.89 per share, or 166,036 shares). The consent fee was capitalized as an additional debt discount and is being amortized over the remaining term of the Convertible Loan.

The Third Amended Credit Agreement provides, among other things, (a) a new tranche of senior secured convertible terms loans from Heerema in an aggregate principal amount of $20 million, having a maturity date of June 30, 2027 ("New Secured Convertible Debt"); (b) the aggregate principal amount of the secured non-convertible term loans acquired by Heerema has been increased from $20 million to $21.2 million and the applicable repayment fee in respect thereof has been eliminated; (c) the Convertible Loan existing prior to the Third Amended Credit Agreement, in an aggregate principal amount of approximately $16 million plus interest accruing thereon, has become unsecured; and (d) extension of the maturity date for the existing Convertible Loan and non-convertible loans to June 30, 2027. The New Secured Convertible Debt will bear PIK interest at a rate of 7% per annum, payable quarterly in arrears. The initial conversion price of the New Secured Convertible Debt was $5.30 per share and is subject to anti-dilution adjustments. As a result of a registered direct offering that was completed in November 2024, the conversion price of the New Secured Convertible Debt was reduced to $5.14 per share.

In connection with the debt issued to Heerema, the Company issued a warrant to purchase 1,000,000 shares of our common stock (the "Heerema Warrant") to Heerema. The Heerema Warrant has an exercise price of $5.00 per share, which will be subject to

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

anti-dilution adjustments. As a result of a registered direct offering that was completed in March 2025, the exercise price of the Heerema Warrant was reduced to $4.75 per share. The Heerema Warrant expires on June 30, 2027. The Company recorded the fair value of the Heerema Warrant on the issuance date in additional paid-in capital in the amount of $0.9 million. In addition, the fair value of the Heerema Warrant was recorded as debt discount and is being amortized over the term of the secured debt issued to Heerema.

In the event of certain asset sales, the incurrence of indebtedness or a casualty or condemnation event, in each case, under certain circumstances as described in the Credit Agreement, the Company will be required to use a portion of the proceeds to prepay amounts under the debt. In the event of any additional issuance of depositary receipts ("Depositary Receipts") representing interests in shares of 8.875% Series A Cumulative Perpetual Preferred Stock ("Series A Preferred Stock") by the Company, the Company will be required to, within five business days after the receipt of the net cash proceeds, apply 75% of the net cash proceeds to prepay amounts due under the debt (including the applicable repayment fee described above).

The Credit Agreement includes customary affirmative and negative covenants, including delivery of financial statements and other reports. The negative covenants limit the ability of the Company to, among other things, incur debt, incur liens, make investments, sell assets, pay dividends and enter into transactions with affiliates. In addition, the Credit Agreement includes customary events of default and remedies. The Company was in compliance with all covenants under the Credit Agreement as of December 31, 2025.

On October 27, 2025 (the "Effective Date"), the Company entered the Lytton Credit Agreement pursuant to which Lytton committed to provide an unsecured term loan facility with a maximum of $51 million in principal to be drawn in installments through April 30, 2027 to fund the construction, development, ownership, operation, and other ongoing costs of the Mojave Groundwater Bank, and to reimburse the Company's expenses related thereto (the "Tribal Investment"). The unsecured term loan bears interest at a fixed rate of 8% per annum, payable quarterly in arrears on March 31, June 30, September 30, and December 31 of each year. Interest may be paid in cash or, upon mutual agreement between the Company and Lytton, in shares of the Company's common stock determined in accordance with the Lytton Credit Agreement. The Tribal Investment matures on April 30, 2031 ("Initial Maturity Date") which may be extended to April 30, 2036.

In connection with the Lytton Credit Agreement, the Company agreed to issue shares of its common stock to Lytton as follows:

- upon execution of the Lytton Credit Agreement, a commitment fee of 600,000 shares;
- on each funding date, a funding fee of 25,000 shares per $1 million of principal amount funded; and
- in the event the Tribal Investment is extended beyond the Initial Maturity Date, an extension fee of 800,000 shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company has evaluated whether the contracts to issue the Company's common stock to secure funding should be classified as equity or a derivative liability pursuant to ASC 815-40. The Company's obligation to deliver variable funding fee shares depending on the amount drawn on the facility by the Company was determined to be an equity contract and this obligation is recognized as a derivative liability of $7 million at inception on October 27, 2025 and $5 million as of December 31, 2025, subject to reassessment at each reporting period. The value of the commitment shares and the derivative liability at inception were capitalized in other noncurrent assets, $7,989 as of December 31, 2025. A portion of the asset is recognized as a debt discount when the loan is drawn. The extension fee is an equity contract that is not separately recognized as the probability of extending the maturity date was considered by the Company to be remote.

At any time following the funding of the full $51 million Tribal Investment amount under the Lytton Credit Agreement or on the maturity date, at Lytton's election, any outstanding principal and accrued interest of the Tribal Investment may be converted into a contractual right to receive a share of future cash flows from the Company's water-storage rights (the "Storage Cash Flows Right"), which will entitle Lytton to receive up to 51% of the cash flows generated from the Company's water-storage operations, provided that Lytton contributes the Storage Cash Flows Right to Mojave Water Infrastructure Company, LLC ("MWI"), the Company's special purpose entity formed to construct, own and operate the Mojave Groundwater Bank, in exchange for an ownership interest in MWI alongside other expected equity investors in MWI on the same economic terms whereby such interest in MWI remains subject to definitive agreements to be mutually agreed upon by the parties including the Company.

On November 4, 2025, the Company made an initial draw of $15 million for reimbursement of Mojave Groundwater Bank project expenses and to support development activities. A second draw of $15 million was made in March 2026.

NOTE 8 – INCOME TAXES

Deferred taxes are recorded based upon differences between the financial statement and tax basis of assets and liabilities and available carryforwards. Temporary differences and carryforwards which gave rise to a significant portion of deferred tax assets and liabilities as of December 31, 2025 and 2024 are as follows (dollars in thousands):

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	December 31,			
	2025		**2024**	
Deferred tax assets:				
Net operating losses	$	87,976	$	82,076
Fixed asset basis difference		4,934		4,839
Contributions carryover		163		43
Deferred compensation		306		332
Accrued liabilities and other		2,132		980
Total deferred tax assets		95,511		88,270
Valuation allowance for deferred tax assets		(95,511)		(88,270)
Net deferred tax asset	$	-	$	-

The change in deferred tax assets resulted from current year net operating losses and changes to future tax deductions resulting from expiring net operating losses, terms of stock compensation plans, fixed assets, and accrued liabilities. A full valuation allowance continues to be recorded given the Company continues to be incurring losses.

As of December 31, 2025, the Company had net operating loss (NOL) carryforwards of approximately $376 million for federal income tax purposes and $358 million for California income tax purposes. Such carryforwards expire in varying amounts through the year 2037 and 2045 for federal and California purposes, respectively. For federal losses arising in tax years ending after December 31, 2017, the NOL carryforwards are allowed indefinitely. Use of the carryforward amounts is subject to an annual limitation as a result of a previous ownership change and a tax ownership change that occurred in June of 2021.

The Company's tax years 2022 through 2025 remain subject to examination by the Internal Revenue Service, and tax years 2021 through 2025 remain subject to examination by California tax jurisdictions. In addition, the Company's loss carryforward amounts are generally subject to examination and adjustment for a period of three years for federal tax purposes and four years for California purposes, beginning when such carryovers are utilized to reduce taxes in a future tax year.

Beginning in 2025 annual reporting, we adopted Accounting Standards Update (ASU) No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* (ASU 2023-09) on a prospective basis. A reconciliation of the U.S. federal statutory income tax rate to our effective tax rate pursuant to the disclosure requirements of ASU 2023-09 for the year ended December 31, 2025 is as follows (in thousands, except percentages):

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Year Ended December 31, 2025	
US federal statutory income tax rate	$ (7,169)	21.0%
State and local income taxes, net of federal income tax effect[1]	11	(0.0)
Valuation allowance	5,249	(15.4)
Expiring carryforwards	745	(2.2)
Non-deductible expenses and other	1,175	(3.4)
Effective tax rate	$ 11	0.0%

----
(1) California represents the full tax effect in this category.

A reconciliation of the U.S. federal statutory income tax rates to our effective tax rate for the years ended December 31, 2024 is as follows (in thousands, except percentages):

	Year Ended December 31, 2024	
US federal statutory income tax rate	$ (6,537)	21.0%
State and local income taxes, net of federal income tax effect	11	(0.0)
Valuation allowance	4,942	(15.9)
Expiring carryforwards	716	(2.3)
Non-deductible expenses and other	879	(2.8)
Effective tax rate	$ 11	0.0%

----
(1) California represents the full tax effect in this category.

Cash paid for income taxes, net of refunds received, by jurisdiction pursuant to the disclosure requirements of ASU 2023-09 for the year ended December 31, 2025 and 2024 are as follows (in thousands):

	Year Ended December 31,	
	2025	2024
Federal	$ -	$ -
State	11	11
Cash paid for income taxes, net of refunds received	$ 11	$ 11

Because it is more likely than not that the Company will not realize its net deferred tax assets, it has recorded a full valuation allowance against these assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Accordingly, no deferred tax asset has been recorded in the accompanying balance sheet.

On July 4, 2025, the One Big Beautiful Bill Act (OBBBA or the Act) was enacted. Changes to bonus depreciation, interest expense limitations and domestic research and development expenses (among others) were implemented in the Act. The Company does not believe that the enactment of the OBBBA will have a material impact on its income tax expense or deferred tax assets.

NOTE 9 – COMMON AND PREFERRED STOCK

Common Stock

The Company is authorized to issue 100 million shares of Common Stock at a $0.01 par value. As of December 31, 2025, and December 31, 2024, the Company had 83,213,589 and 75,353,889 shares issued and outstanding, respectively.

On November 5, 2024, the Company completed the sale and issuance of 7,000,000 shares of its common stock to certain institutional investors in a registered direct offering. The shares of common stock were sold at a purchase price of $3.34 per share, for aggregate gross proceeds of $23.4 million and aggregate net proceeds of approximately $22.1 million.

On March 7, 2025, the Company completed the sale and issuance of 5,715,000 shares of its common stock to certain institutional investors in a registered direct offering. The shares of common stock were sold at a purchase price of $3.50 per share, for aggregate gross proceeds of approximately $20.0 million and aggregate net proceeds of approximately $18.3 million.

Series 1 Preferred Stock

The Company has issued a total of 10,000 shares of Series 1 Preferred Stock ("Series 1 Preferred Stock") to certain holders ("Holders") under certain conversion and exchange agreements entered into in March 2020. Each share of Series 1 Preferred Stock is convertible at any time at the option of the Holder into 405.05 shares of Common Stock. As of December 31, 2025, Holders of Series 1 Preferred Stock had exercised their option to convert 9,671 shares of Series 1 Preferred Stock into 3,917,235 shares of Common Stock. The Company has 329 shares of Series 1 Preferred Stock issued and outstanding as of December 31, 2025.

Series A Preferred Stock

On June 29, 2021, the Company entered into an Underwriting Agreement with BRS as representative of the several underwriters named there, to issue and sell an aggregate of 2,000,000 depositary shares (the "Depositary Shares"), as well as up to 300,000 Depositary Shares that may be sold pursuant to the exercise of an option to purchase additional Depositary Shares ("Depositary Share Offering"), each representing 1/1000th of a share of the 8.875% Series A Cumulative Perpetual Preferred Stock (the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

"Series A Preferred Stock"). The Depositary Share Offering was completed on July 2, 2021 for net proceeds of approximately $54 million.

On July 1, 2021, the Company filed the Certificate of Designation ("Certificate of Designation") for the Series A Preferred Stock with the Secretary of State of the State of Delaware, which became effective upon acceptance for record. The Certificate of Designation classified a total of 7,500 shares of the Company's authorized shares of preferred stock, $0.01 par value per share, as Series A Preferred Stock.

As set forth in the Certificate of Designation, the Series A Preferred Stock will rank, as to dividend rights and rights upon the Company's liquidation, dissolution or winding up: (i) senior to Common Stock of the Company; (ii) junior to the Series 1 Preferred Stock with respect to the distribution of assets upon the Company's voluntary or involuntary liquidation, dissolution or winding up; (iii) senior to the Series 1 Preferred Stock with respect to the payment of dividends and (iv) effectively junior to all the Company's existing and future indebtedness (including indebtedness convertible into Common Stock or preferred stock) and to the indebtedness and other liabilities of (as well as any preferred equity interests held by others in) the Company's existing or future subsidiaries.

Holders of Series A Preferred Stock, when and as authorized by the Company's Board of Directors, are entitled to cumulative cash dividends at the rate of 8.875% of the $25,000.00 ($25.00 per Depositary Share) liquidation preference per year (equivalent to $2,218.75 per share per year or $2.21875 per Depositary Share per year). Dividends will be payable quarterly in arrears, on or about the 15th of January, April, July and October, beginning on or about October 15, 2021. As of December 31, 2025, the Company has paid cash dividends in the amount of $21,873,000. As of June 30, 2025, the Company reclassified $19,320,000 in aggregate cash dividends paid from the accumulated deficit balance to additional paid in capital. The Company has assessed this misclassification, individually and in the aggregate, and concluded that this correction was not material to the current period or any prior period interim or annual financial statements. On December 23, 2025, the Company's Board of Directors declared that holders of Series A Preferred stock will receive a cash dividend equal to $550.00 per whole share; therefore, holders of Depositary Shares will receive a cash dividend equal to $0.55 per Depositary Share. The dividend was paid on January 15, 2026 to respective holders of record as of the close of business on January 5, 2026.

Dividends on the Series A Preferred Stock underlying the depositary shares will continue to accumulate whether or not (i) any of the Company's agreements prohibit the current payment of dividends, (ii) the Company has earnings or funds legally available to pay the dividends, or (iii) the Company's Board of Directors does not declare the payment of the dividends.

Holders of depositary shares representing interests in the Series A Preferred Stock generally will have no voting rights. However, if the Company does not pay dividends on any outstanding shares of Series A Preferred Stock for six or more quarterly dividend periods (whether or not declared or consecutive), holders of the Series A Preferred Stock (voting separately as a class with all other outstanding series

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

of preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to elect two additional directors to the Board of Directors to serve until all unpaid dividends have been fully paid or declared and set apart for payment.

On and after July 2, 2026, the shares of Series A Preferred Stock will be redeemable at the Company's option, in whole or in part, at a redemption price equal to $25,000.00 per share ($25.00 per Depositary Share), plus any accrued and unpaid dividends. Furthermore, upon a change of control or delisting event (each as defined in the Certificate of Designation), the Company will have a special option to redeem the Series A Preferred Stock at $25,000.00 per share ($25.00 per Depositary Share), plus any accrued and unpaid dividends.

Shares of Series A Preferred Stock are convertible into shares of Common Stock if, and only if, a change of control or delisting event (each as defined in the Certificate of Designation) has occurred, and the Company has not elected to redeem the Series A Preferred Stock prior to the applicable conversion date. Upon any conversion, each share of Series A Preferred Stock will be converted into that number of shares of Common Stock equal to the lesser of (i) the quotient obtained by dividing (A) the sum of (x) the $25,000 liquidation preference per share plus (y) the amount of an accrued and unpaid dividends to, but not including, the conversion date by (B) the Common Stock Purchase Price (as defined in the Certificate of Designation), and (ii) 3,748.13 (the "Share Cap"), subject to certain adjustments.

The Company has 2,300 shares of Series A Preferred Stock issued and outstanding as of December 31, 2025.

NOTE 10 – STOCK-BASED COMPENSATION PLANS

The Company has issued options and has granted stock awards pursuant to its 2019 Equity Incentive Plan, as described below.

2019 Equity Incentive Plan

The 2019 Equity Incentive Plan (as amended, the "2019 EIP") was originally approved by stockholders at the July 10, 2019 Annual Meeting, with amendments to the plan approved by stockholders at the July 12, 2022 Annual Meeting, the June 11, 2024 Annual Meeting and the June 12, 2025 Annual Meeting. The plan, as amended, provides for the grant and issuance of up to 7,200,000 shares and options to the Company's employees, directors and consultants.

Effective July 1, 2021, under the 2019 EIP, each outside director receives $75,000 of cash compensation and receives a deferred stock award consisting of shares of the Company's common stock with a value equal to $25,000 on June 30 of each year. The award accrues on a quarterly basis, with $18,750 of cash compensation and $6,250 of stock earned for each fiscal quarter in which a director serves. The deferred stock award vests automatically on the January 31 that first follows the award date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Stock Awards to Directors, Officers, Consultants and Employees

The Company has granted stock awards pursuant to its 2019 EIP.

Of the total 7,200,000 shares reserved under the 2019 EIP, 6,398,526 shares and restricted stock units ("RSUs") have been awarded to the Company's directors, employees and consultants as of December 31, 2025.

In January 2024, 60,000 RSUs were granted to employees which vested on January 2, 2025.

In April 2024, the Company granted 1.6 million RSUs and performance stock units ("PSUs") in conjunction with entering into an amended and restated employment agreement with the Company's Chief Executive Officer with (a) 700,000 RSUs that vest over a three-year period from 2024 to 2026; (b) 600,000 RSUs that will vest upon achievement of milestones related to completion of certain permits, entering into binding contract for water delivery or storage, and delivery of water ("milestone RSUs"), and (c) 300,000 PSUs that will vest upon a Price Hurdle of $15 per share for 20 consecutive days. In 2025, the Company's Chief Executive Officer and the Company mutually agreed to cancel 300,000 PSUs and 10,000 RSUs so that the underlying shares can be utilized for grants to other key employees and consultants. Of the 590,000 milestone RSUs, 50,000 vested and were issued in October 2025 upon achievement of certain milestones. In September 2024, the Company granted 275,000 RSUs in conjunction with entering into an employment agreement with the Company's Chief Operating Officer. 137,500 of these RSUs vest over a three-year period from September 2024 to September 2027 and the remaining 137,500 RSUs will vest upon achievement of milestones related to completion of certain permits, entering into binding contracts for water delivery or storage, and delivery of water.

150,000 RSUs were granted to consultants in January 2025 ("January 2025 RSU Grant"). Of the 150,000 RSUs granted under the January 2025 RSU Grant, 16,250 RSUs vested and were issued immediately, 50,000 RSUs vested in February 2025 upon achievement of certain milestones and 50,000 RSUs vested in July 2025 upon achievement of certain milestones. The remaining 33,750 RSUs granted under the January 2025 RSU Grant vested in equal quarterly installments through December 2025.

In February 2025, 420,000 RSUs for bonus awards were granted to employees which vested and became issuable immediately. Of these 420,000 RSUs, the Company issued 382,477 shares net of taxes withheld and paid in cash by the Company.

In March 2025, 145,000 RSUs were granted to consultants ("March 2025 RSU Grant"). Of the 145,000 RSUs granted under the March 2025 RSU Grant, 85,000 RSUs were subject to vesting upon achievement of certain milestones and 60,000 RSUs vest over a period of one year. In June 2025, 55,000 of the shares underlying these RSUs vested upon achievement of certain milestones.

In September 2025, 150,000 RSUs and PSUs were granted to a consultant ("September 2025 RSU Grant"). Of the 150,000 units granted under the September

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2025 RSU Grant, 25,000 RSUs vested on September 30, 2025. The remaining 125,000 PSUs vest upon the company's stock achieving certain price hurdles.

In October 2025, 1,060,600 RSUs were granted to employees ("October 2025 RSU Grant"). Of the 1,060,600 RSUs granted under the October 2025 RSU Grant, 700,000 RUSs were subject to vesting upon achievement of milestones related to completion of certain permits, entering into binding contracts for water delivery and storage and delivery of water, and 360,600 RSUs vest in quarterly installments through December 31, 2027. In October 2025, 50,000 of the shares underlying these RSUs vested upon achievement of certain milestones.

A summary of RSU activity under the plans during the years ended December 31, 2025 and 2024 is presented below:

	Shares		Weighted-Average Grant-date Fair Value
Nonvested at December 31, 2023	589,077	$	4.80
Granted	2,533,053	$	2.54
Forfeited or canceled	-	$	-
Vested	(1,627,216)	$	3.74
Nonvested at December 31, 2024	1,494,914	$	2.49
Granted	1,902,568	$	4.73
Forfeited or canceled	(78,335)	$	3.07
Vested	(1,334,339)	$	4.00
Nonvested at December 31, 2025	1,984,808	$	3.60

As of December 31, 2025, the Company had approximately $1.3 million of unrecognized stock compensation expense related to nonvested PSUs and RSUs.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

In the normal course of its agricultural operations, the Company handles, stores, transports and dispenses products identified as hazardous materials. Regulatory agencies periodically conduct inspections and, currently, there are no pending claims with respect to hazardous materials.

Pursuant to cost-sharing agreements that have been entered into by participants in the Company's Mojave Groundwater Bank, $625,000 in funds have been received in order to offset costs incurred in the environmental analysis of the Mojave Groundwater Bank. These funds may either be reimbursed or credited to participants participation in the Mojave Groundwater Bank and, accordingly, are fully reflected as deferred revenue as of December 31, 2025 and December 31, 2024.

In conjunction with the 26-year right-of-way agreement with the United States Bureau of Land Management ("BLM") with respect to the Company's Northern Pipeline

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

asset, the Company deposited approximately $420,000 towards a performance and reclamation bond with the BLM which has been recorded in Other Long-Term Deposits/Prepaid Expenses.

The Company is from time to time involved in various lawsuits and legal proceedings that arise in the ordinary course of business. At this time, the Company is not aware of any other pending or threatened litigation that it expects will have a material adverse effect on its business, financial condition, liquidity, or operating results. Legal claims are inherently uncertain, however, and it is possible that the Company's business, financial condition, liquidity and/or operating results could be adversely affected in the future by legal proceedings.

NOTE 12 – LEASES

The Company has operating leases for its right-of-way agreements, corporate offices and office equipment.

Effective February 1, 2024, the Company entered into a 26-year right-of-way agreement with the BLM with respect to the Company's Northern Pipeline asset which resulted in recording right-of-use assets and lease liabilities in the amount of $1.9 million resulting from $4.8 million in future lease payments over the 26 years less imputed interest of $2.9 million based upon a 10% weighted average discount rate. The right-of-way agreement has an annual rent expense of approximately $185,000, with annual defined inflation increases.

In November and December 2024, the company entered into two new operating lease agreements for its corporate offices resulting in recording aggregate right-of-use assets and lease liabilities in the amount of $1.6 million resulting from $2.6 million in future lease payments over approximately 10 years less imputed interest of $1.0 million based upon a 12% weighted average discount.

The Company's leases have remaining lease terms of 10 months to 24 years as of December 31, 2025, some of which include options to extend or terminate the lease. However, the Company is not reasonably certain to exercise options to renew or terminate, and therefore renewal and termination options are not included in the lease term.

The Company's lease population does not include any residual value guarantees, and therefore none were considered in the calculation of the lease balances. The Company has leases with variable payments, most commonly in the form of common area maintenance charges which are based on actual costs incurred. These variable payments were excluded from the right-of-use asset and lease liability balances since they are not fixed or in-substance fixed payments.

The Company elected to utilize the practical expedients permitted within the leasing standard, including the practical expedient not to reassess existing land easements, which among other things, allows the Company to carryforward the historical lease classification. The Company has lease agreements with lease and non-lease components and has elected the practical expedient to account for lease and non-lease

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

components as a single lease component for real-estate class of leases only. For leases with terms greater than 12 months, the Company records the related asset and lease liability at the present value of lease payments over the lease term. Leases with an initial term of 12 months or less with purchase options or extension options that are not reasonably certain to be exercised are not recorded on the Consolidated Balance Sheets; the Company recognizes lease expense for these leases on a straight-line basis over the term of the lease.

Lease balances. Amounts recognized in the accompanying consolidated balance sheet as of December 31, 2025 and 2024 are as follows (in thousands):

	As of December 31, 2025	
Activity	**Balance Sheet Location**	**Balance**
ROU assets	Right-of-use asset	$ 3,394
Short-term lease liability	Operating lease liabilities	$ 364
Long-term lease liability	Long-term operating lease liabilities	$ 3,122

	As of December 31, 2024	
Activity	**Balance Sheet Location**	**Balance**
ROU assets	Right-of-use asset	$ 3,746
Short-term lease liability	Operating lease liabilities	$ 314
Long-term lease liability	Long-term operating lease liabilities	$ 3,473

Lease cost. The Company's operating lease cost for the year ended December 31, 2025 was $748 thousand.

Lease commitments. The table below summarizes the Company's scheduled future minimum lease payments under operating, recorded on the balance sheet as of December 31, 2025 (in thousands):

2026	$ 706
2027	550
2028	554
2029	500
2030+	4,553
Total lease payments	6,863
Less: Imputed interest	(3,377)
Present value of lease payments	3,486
Less: current maturities of lease obligations	(364)
Long-term lease obligations	$ 3,122

Most of the Company's lease agreements do not provide a readily determinable implicit rate nor is it available to us from its lessors. Instead, the Company estimates its incremental borrowing rate based on information available at either the implementation date of Topic 842 or at lease commencement for leases entered into thereafter in order to discount lease payments to present value. The table below presents additional information related to the Company's leases as of December 31, 2025:

Weighted Average Remaining Lease Term	
Operating leases (in years)	16
Weighted Average Discount Rate	
Operating leases	11%

As a lessor, in February 2016, the Company entered into a lease agreement with Fenner Valley Farms LLC ("FVF") (the "lessee"), pursuant to which FVF is leasing, for a 99-year term, 2,100 acres owned by Cadiz in San Bernardino County, California, to be used to plant, grow and harvest agricultural crops ("FVF Lease Agreement"). As consideration for the lease, FVF paid the Company a one-time payment of $12.0 million upon closing. The Company expects to record rental income of $420 thousand annually over the next five years related to the FVF Lease Agreement.

NOTE 13 – FAIR VALUE MEASUREMENTS

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. The Company considers a security that trades at least weekly to have an active market. Fair values determined by Level 2 inputs utilize data points that are observable, such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

In 2022, the Company recorded a contingent consideration liability in the amount of $1.45 million related to the purchase price of the ATEC acquisition for amounts payable upon the sale of a requisite number of water filtration units under an asset purchase agreement. $250 thousand of this liability was paid during 2024 and $1.2 million of this liability was paid during the second quarter of 2025 constituting payment in full of the remaining balance of this contingent consideration liability.

On October 27, 2025, the Company recorded a derivative liability in the amount of $7 million related to funding fee shares to be issued under the Lytton Credit Agreement (see Note 7 – Long-Term Debt, above). $1.9 million of the derivative liability was reclassified to additional paid-in capital for the settlement of funding fee shares upon an initial borrowing of $15 million under the Lytton Credit Agreement. The fair value of the derivative liability was estimated using the equity spot price approach, which involves remeasuring the liability at each reporting date based on the Company's closing common stock price. The number of shares expected to be issued is determined in accordance with the funding fee formula specified in the debt agreement (i.e., 25,000 shares per $1 million of principal funded at each funding date).The change in fair value is recorded as an adjustment to the recorded derivative liability with the unrealized gains and losses reflected on the income statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)	Level 3 Liabilities
Balance at December 31, 2024	$ (1,200)
Payment of contingent consideration liabilities	1,200
Derivative liabilities	(7,000)
Reclassification of derivative liabilities to additional paid-in capital	1,912
Unrealized gain on derivative liability	38
Balance at December 31, 2025	$ (5,050)

Investments at Fair Value as of December 31, 2025

(in thousands)	Level 1	Level 2	Level 3	Total
Liabilities				
Derivative Liabilities	$ -	$ -	$ 5,050	$ 5,050
Total Liabilities	$ -	$ -	$ 5,050	$ 5,050